10.1– General financial and asset conditions

The financial information included in this section, except if otherwise expressly set forth, refer to our consolidated financial statements related to the fiscal years that ended on December 31, 2017, 2016 and 2015. Our audited financial statements were prepared in accordance with the International Financial Reporting Standards (“IFRSs”), issued by the International Accounting Standards Board - IASB, and in accordance with the accounting practices adopted in Brazil, that comprehend the accounting practices set forth in the Brazilian corporate legislation and the pronouncement, guidance and interpretations issued by the Accounting Pronouncement Committee (Comitê de Pronunciamentos Contábeis – CPC) and approved by CVM. Our audited interim consolidated financial statements were prepared in accordance with the IAS 34 Interim Financial Reporting issued by IASB and with the accounting practices adopted in Brazil for the interim statements (Technical Pronouncement – CPC 21 – “Interim Financial Information”).

The information under this item 10 of the Reference Form must be read and analyzed together with our consolidated financial statements, available at our website (ir.ambev.com.br) and at the CVM’s website (www.cvm.gov.br).

a) General financial and asset conditions.

The Executive Board understands that the Company presents sufficient equity and financial conditions to implement its business plan and perform its obligations of short and medium term.

2017

As of December 31, 2017, the Company had total current assets in the amount of R$ 24,718.0 million, of which R$ 10,354.5 million were cash and cash equivalents. As of December 31, 2017, its current liabilities totaled R$ 28,688.5 million. The current liquidity ratio, used to assess the capacity of the Company to meet its short-term commitments, was 0.9x.

2016

As of December 31, 2016, the Company had total current assets in the amount of R$23,886.8 million, of which R$7,876.8 million were cash and cash equivalents, while current liabilities amounted to R$28,773.6 million on December 31, 2016. The current liquidity ratio, used to assess the Company’s capacity to meet its short-term commitments, was 0.8x.

2015

As of December 31, 2015, the Company had total current assets in the amount of R$28,314.5 million, of which R$13,620.2 million were cash and cash equivalents, while current liabilities amounted to R$30,141.9 million on December 31, 2015. The current liquidity ratio, used to assess the Company’s capacity to meet its short-term commitments, was 0.9x.

As seen above, the Company’s current liquidity ratio remained stable year on year, at around 1, thus confirming its ability to meet its short-term obligations. In other words, its short-term assets are very close to its short-term obligations.

(in million of Reais)	12/31/2017	12/31/2016	12/31/2015
Total Current Assets	24,718.0	23,886.8	28,314.5
Total Current Liabilities	28,688.5	28,773.6	30,141.9
Net Working Capital Ratio (CA-CL)	(3,970.5)	(4,886.8)	(1,827.4)

b) Capital structure.

Capital Structure	On December 31,
	2017		2016		2015
	R$ million	%	R$ million	%	R$ million	%
Third-party financing(1)	38,869.1	45	37,190.1	44	39,842.6	44
Equity(2)	47,982.9	55	46,651.3	56	50,333.6	56

 (1) The Company’s third-party financing is represented by the totality of the current and non-current liabilities.

(2) The Company’s equity is represented by the consolidated owner’s equity.

The Company’s capital structure was the following: (i) as of December 31, 2015, 56% of equity and 44% of third-party financing; (ii) as of December 31, 2016, 56% of equity and 44% of third-party financing; and (iii) as of December 31, 2017, 55% of equity and 45% of third-party financing.

Additionally, its cash position net of bank overdrafts and cash net of debt during the same period behaved as follows: (i) as of December 31, , 2015 – cash net of bank overdrafts of R$13,617.6 million and cash net of debt of R$10,018.1 million; (ii) as of December 31, 2016 - cash net of bank overdrafts of R$7,876.8 million and cash net of debt of R$2,480.5 million; and (iii) as of December 31, 2017 – cash net of bank overdrafts of R$ 10,352.7 million and cash net of debt of R$ 7,801.5 million.

The level of net debt maintained throughout recent years is adequate to allow the Company to implement its business plan and meet its short and medium-term obligations.

c) payment capacity in relation to financial commitments undertaken.

(in million of Reais)	12/31/2017	12/31/2016	12/31/2015
Total debt	2,533.0	5,396.3	3,599.5
Short-term debt	1,321.1	3,630.6	1,282.6
Total current assets	24,718.0	23.886,8	28,314.5
Cash and cash equivalents	10,354.5	7,876.8	13,620.2
Current liquidity ratio	0.9x	0.8x	0.9x
Cash net of debt	7,801.5	2,480.5	10,018.1

2017

Considering the Company’s debt profile, as described in 10.1(f) below (total debt of R$ 2,553.0 million as of December 31, 2017, of which R$ 1,321.1 million is short-term debt), its cash flow and liquidity position evidenced by total current assets (R$ 24,718.0 million), cash and cash equivalents (R$ 10,354.5 million), current liquidity ratio (0.9x) and cash net of debt (R$ 7,801.5 million), all as of December 31, 2017, indicated in 10.1 (a) above, the directors believe that the Company has sufficient liquidity and capital resources to cover the investments, costs, expenses, debts and other amounts payable over the next few years, although they cannot guarantee that this situation will remain unchanged. In case it may be necessary to take out new loans to finance its investments and acquisitions, the directors believe that the Company has capacity to do so.

2016

Considering the Company’s debt profile, as described in 10.1(f) below (total debt of R$5,396.3 million as of December 31, 2016, of which R$3,630.6 million is short-term debt), its cash flow and liquidity position evidenced by total current assets (R$23,886.8 million), cash and cash equivalents (R$7,876.8 million), current liquidity ratio (0.8x) and cash net of debt (R$2,480.5 million), all as of December 31, 2016, indicated in 10.1 (a) above, the directors believe that the Company has sufficient liquidity and capital resources to cover the investments, costs, expenses, debts and other amounts payable over the next few years, although they cannot guarantee that this situation will remain unchanged. In case it may be necessary to take out new loans to finance its investments and acquisitions, the directors believe that the Company has capacity to do so.

2015

Considering the Company’s debt profile, as described in 10.1(f) below (total debt of R$3,599.5 million as of December 31, 2015, of which R$ 1,282.6 million is short-term debt), its cash flow and liquidity position evidenced by total current assets (R$28,314.5 million), cash and cash equivalents (R$13,620.2 million), current liquidity ratio (0.9x) and cash net of debt (R$10,018.1 million), all as of December 31, 2015, indicated in 10.1 (a) above, the directors believe that the Company has sufficient liquidity and capital resources to cover the investments, costs, expenses, debts and other amounts payable over the next few years, although they cannot guarantee that this situation will remain unchanged. In case it may be necessary to take out new loans to finance its investments and acquisitions, the directors believe that the Company has capacity to do so.

d) sources of financing for working capital and investments in non-current assets used.

The Company’s working capital cycle has substantially evolved every year since 2014, and as of December 31, 2017, 2016 and 2015, it reported a negative working capital, meaning that there is no need to raise new loans to finance working capital.

With regard to investments in non-current assets, the Company’s current cash position and the expected cash flow generation are sufficient to cover these investments. In any case, the Company has wide access to funding sources should there be an occasional need for supplemental cash funding for such investments.

e) sources of financing for working capital and for investments in non-current assets that it intends to use to cover liquidity shortfalls.

The Company has access to credit facilities extended by leading Brazilian and foreign banks, and has already raised funds in domestic and international capital markets. The Company’s current investment grade rating issued by key international rating agencies facilitates its access to additional financing arrangements that could be used to compensate any potential liquidity shortcomings. The Company has a Baa3 risk credit by Moody`s and BBB by S&P

f) levels of indebtedness and characteristics of debts.

i. relevant financing and loan agreements

Please, find below additional information related to each one of the fiscal years that ended on December 31, 2017, 2016 and 2015:

2017

The Company's debt was structured in a manner to avoid significant concentration of maturities in each year and is tied to different interest rates. The most significant rates are: (i) fixed rate for the Bond 2021 and BNDES/FINEP; (ii) Long-Term Interest Rate (TJLP) to loans from Brazilian Bank of Economic and Social Development (“BNDES”); (iii) reference interest rate (TR) for the CRI 2030 operation; and (iv) floating rate (Libor and CAD BA) for international loans.

As of December 31, 2017, the Company was in compliance with its contractual obligations for its loans and financings and with any applicable borrowing limits.

Debt Profile – December 31, 2017

Debt Instruments	2018	2019	2020	2021	2022	After	Total
TJLP BNDES debt or TR floating rate
Par Value	164,7	74,3	9,6	10,0	10,8	133,0	402,3
TJLP or TR + Average Pay Rate	9.1%	9.1%	9,4%	9,4%	9,4%	9,4%	9,2%
International Debt
Other Latin-American currencies floating rate	-	-	5.0	-	-	-	5.0
Average Pay Rate	0.0%	0.0%	2.3%	0.0%	0.0%	0.0%	2.3%
Other Latin-American currencies fixed rate	199.1	-	-	-	-	-	199.1
Average Pay Rate	9.3%	0.0%	0.0%	0.0%	0.0%	0.0%	9.3%
US dollar – fixed rate	6,5	16,4	-	-	-	-	22,9
Average Pay Rate	2.2%	4.5%	6.0%	0.0%	0.0%	0.0%	3.8%
US dollar – floating rate	78,2	477,0	-	-	-	-	555,3
Average Pay Rate	4.0%	2.5%	0.00%	0.00%	0.00%	0.00%	2,7%
Canadian dollar – floating rate	685,9	-	-	-	-	-	685,9
Average Pay Rate	2.1%	0.00%	0.00%	0.00%	0.00%	0.00%	2.1%
Debt in Reais - ICMS fixed rate
Par Value	38,4	27,0	19,7	7,8	3,8	33,2	129,9
Average Pay Rate	5.6%	5.6%	5.6%	5.6%	5.6%	5.6%	5.6%
Debt in Reais - fixed rate
Par Value	148,3	129,4	48,2	147,7	43,5	35,7	552,7
Average Pay Rate	5,6%	5,5%	4,0%	11,2%	3,5%	3,6%	6,6%
Total indebtedness	1.321,1	724,1	82,4	165,5	58,0	201,9	2.553.0

2016

The Company's debt was structured in a manner to avoid significant concentration of maturities in each year and is tied to different interest rates. The most significant rates are: (i) fixed rate for the Bond 2017, Bond 2021 and BNDES/FINEP; (ii) basket of currencies (UMBNDES) and Long-Term Interest Rate (TJLP) to loans from BNDES; and (iii) reference interest rate (TR) for the CRI 2030 operation

As of December 31, 2016, the Company was in compliance with its contractual obligations for its loans and financings and with any applicable borrowing limits.

Debt Profile – December 31, 2016

Debt Instruments	2017	2018	2019	2020	2021	After	Total
BNDES Basket Debt floating rate
BNDES Basket Debt floating rate	22.7	-	-	-	-	-	22.7
UMBNDES + Average Pay Rate	1.7%	0.0%	0.0%	0.0%	0.0%	0.0%	1.7%
TJLP BNDES Debt floating rate
Par Value	216.2	163.2	73.7	9.0	9.9	142.8	614.8
TJLP + Average Pay Rate	9.5%	9.3%	8.6%	0.0%	0.0%	0.0%	6.8%
International Debt
Other Latin-American currencies floating rate	-	-	-	4.9	-	-	4.9
Average Pay Rate	0.0%	0.0%	0.0%	2.7%	0.0%	0.0%	2.7%
Other Latin-American currencies fixed rate	114.0	193.7	-	-	-	39.3	347.0
Average Pay Rate	9.4%	9.5%	0.0%	0.0%	0.0%	4.3%	8.7%
US dollar – fixed rate	-	-	11.5	-	-	-	11.5
Average Pay Rate	0.0%	0.0%	6.0%	0.0%	0.0%	0.0%	6.0%
US dollar – floating rate	1.508.7	329.3	22.1	-	-	-	1.860.1
Average Pay Rate	1.3%	2.2%	1.5%	0.0%	0.0%	0.0%	1.5%
Canadian dollar – floating rate	1,259.1	-	-	-	-	-	1,259.1
Average Pay Rate	1.6%	0.0%	0.0%	0.0%	0.0%	0.0%	1.6%
Debt in Reais - ICMS fixed rate
Par Value	33.6	112.1	35.0	32.1	35.5	129.8	378.2
Average Pay Rate	6.4%	6.4%	6.4%	6.4%	6.4%	6.4%	6.4%
Debt in Reais - fixed rate
Par Value	476.3	134.3	97.6	27.0	124.2	38.8	898.1
Average Pay Rate	9.0%	5.9%	6.0%	4.5%	12.5%	3.7%	8.3%
Total indebtedness	3,630.6	932.5	239.9	73.0	169.6	350.7	5,396.3

2015

The Company's debt was structured in a manner to avoid significant concentration of maturities in each year and is tied to different interest rates. The most significant rates are: (i) fixed rate for the Bond 2017; and (ii) basket of currencies (UMBNDES) and Long-Term Interest Rate (TJLP) to loans from BNDES.

As of December 31, 2015, the Company was in compliance with its contractual obligations for its loans and financings and with any applicable borrowing limits.

Debt Profile – December 31, 2015

Debt Instruments	2016	2017	2018	2019	2020	After	Total
BNDES Basket Debt floating rate
BNDES Basket Debt floating rate	131.8	27.2	-	-	-	-	159.0
UMBNDES + Average Pay Rate	1.74%	1.7%	-	-	-	-	1.7%
TJLP BNDES Debt floating rate
Par Value	426.6	198.3	144.9	60.7	-	-	830.5
TJLP + Average Pay Rate	9.7%	9.8%	9.8%	9.8%	-	-	9.8%
International Debt
Other Latin-American currencies fixed rate	177.1	240.0	-	-	-	-	417.5
Average Pay Rate	9.1%	9.4%	-	-	-	-	9.3%
US dollar – fixed rate	-	-	-	-	-	15.7	15.7
Average Pay Rate	-	-	-	-	-	6.0%	6.0%
US dollar – floating rate	379.7	448.2	3.8	20.8	-	-	852.5
Average Pay Rate	1.7%	1.5%	6.0%	6.0%	-	-	1.8%
Debt in Reais - ICMS fixed rate
Par Value	34.3	34.4	31.1	22.3	13.2	46.7	182.0
Average Pay Rate	4.6%	4.6%	4.6%	4.6%	4.6%	4.7%	4.6%
Debt in Reais - fixed rate
Par Value	133.1	423.8	136.6	103.2	31.9	313.7	1,142.3
Average Pay Rate	5.6%	8.1%	5.6%	5.8%	5.2%	9.8%	7.7%
Total indebtedness	1,282.6	1,372.3	316.4	207.0	45.1	376.1	3,599.5

ii. other long-term relations with financial institutions

The Company has other long-term relations with financial institutions, such as payroll agreements, derivative operations and guarantee agreements.

iii. subordination degree among the debts

In the years ended on December 31, 2017, 2016 and 2015, the Company's loans had equal rights to payment without subordination clauses. Except for the credit lines due to FINAME contracted by the Company with BNDES, where collateral is provided on assets acquired with the credit granted which serve as collateral; other loans and financing contracted by the Company provide only personal guarantees as collateral, or are unsecured.

iv. any restrictions imposed to the issuer, specially concerning the limit of indebtedness and contracting of new debts, the distribution of dividends, the sale of assets, the issue of new securities and the sale of the corporate control, as well as if those restrictions are being complied with by the issuer

In the years ended on December 31, 2017, 2016 and 2015, the Company's loans had equal rights to payment without subordination clauses. Except for the credit lines due to FINAME contracted by the Company with BNDES, where collateral is provided on assets acquired with the credit granted which serve as collateral; other loans and financing contracted by the Company provide only personal guarantees as collateral, or are unsecured. Most of the loan contracts contain financial covenants including:

• Financial covenants, including restrictions on new borrowing;

• Going-concern;

• Maintenance, in use or in good condition for the business, of the Company's properties and assets;

• Restrictions on acquisitions, mergers, sale or disposal of its assets;

• Disclosure of financial statements under Brazilian GAAP and IFRS; and/or

• Prohibition related to new real guarantees for loans contracted, except if: (i) expressly authorized under the loan agreement in question, and/or (ii) new loans contracted from financial institutions linked to the Brazilian government - including the BNDES or foreign governments; - or foreign governments, multilateral financial institutions (e.g. World Bank) or located in jurisdictions in which the Company operates.

These clauses apply to the extent that the events mentioned produce material adverse effects on the Company and / or its subsidiaries or the rights of its creditors, and, in the event of a breach, the Company is granted a grace period to cure such default.

Additionally, all agreements entered into with the BNDES are subject to certain “provisions applicable to agreements entered into with the BNDES” (“Provisions”). Such Provisions require the borrower, to obtain prior consent of BNDES if they, for instance, wish to: (i) raise new loans (except for loans described in the Provisions); (ii) give preference and/or priority to other debts; and/or (iii) dispose of or encumber any item of their fixed assets (except as provided for in the Provisions).

g) borrowing limits contracted and percentages utilized

As of December 31, 2017, the Company had loans with BNDES, FINEP and FINAME credit facilities and other lines of credit with private banks, in the amount of R$5,877.9 million. Of this total, R$5,531.9 million (94%) are being used, with R$ 346,0 million (6%) still available.

h) significant changes to each item of the Financial Statements

The following table shows the amounts outstanding on the Company balance sheet for the periods indicated.

BALANCE SHEET

(in million of Reais)
	December 31,
Assets	2017	2016	2015

Cash and cash equivalents	10,354.5	7,876.8	13,620.2
Short-term investments	11.9	282.8	215.1
Derivative financial instruments	350.0	196.6	1,512.4
Trade receivables	4,944.8	4,368.1	4,165.7
Inventories	4,319.0	4,347.1	4,338.2
Taxes and social contribution receivable	2,770.4	35,423.3	3,194.9
Other assets	1,367.2	1,392.1	1,268.0
Current Assets	24,718.0	23,886.8	28,314.5

Financial Investments	122.0	104.3	118.6
Derivative financial instruments	35.2	16.3	51.4
Taxes and social contribution receivable	2,312.7	347.7	892.8
Deferred income tax and social contribution	225.0	2,268.2	2,749.9
Other assets	1,964.4	1,973.6	2,140.2
Employee Benefits	58.4	33.5	8.6
Investments	238.0	300.1	714.9
Property, plant and equipment	18,822.3	19,153.8	19,140.1
Intangible assets	4,674.7	5,245.9	5,092.2
Goodwill	31,401.9	30,511.2	30,953.1
Non-current assets	62,133.9	59,954.6	61,861.8

Total assets	86,851.9	83,841.4	90,176.3

Liabilities and shareholders’ equity

Accounts payable	11,854.0	10,868.8	11,833.7
Derivative financial instruments	215.1	686.4	4,673.0
Loans and financing	1,321.1	3,630.6	1,282.6
Bank overdrafts	1.8	-	2.5
Salaries and charges	1,047.2	686.6	915.6
Dividends and interest on shareholders’ equity payable	1,778.6	1,714.4	598.6
Income tax and social contribution payable	1,668.4	904.2	1,245.3
Taxes, charges and contributions payable	3,825.4	3,378.2	3,096.8
Put option granted on interest in controlled company and other liabilities	6,807.9	6,735.8	6,370.7
Provisions	169.0	168.6	123.1
Current liabilities	28,688.5	28,773.6	30,141.9

Accounts payable	175.1	237.8	110.1
Derivative financial instruments	2.4	27.0	145.1
Loans and financing	1,231.9	1,765.7	2,316.9
Deferred income tax and social contribution	2,329.2	2,329.7	2,473.6
Income tax and social contribution payable (i)	2,418.0	-	-
Taxes, charges and contributions payable	771.6	681.4	910.0
Put option granted on interest in controlled company and other liabilities	429.1	471.8	1,023.6
Provisions	512.6	765.4	499.5
Employee benefits	2,310.7	2,137.7	2,221.9
Non-current liabilities	10,180.6	8,416.5	9,700.7

Total liabilities	38,869.1	37,190.1	39,842.6

Shareholders’ equity
Capital Stock	57,614.1	57,614.1	57,614.1
Reserves	63,361.2	64,230.0	62,574.8
Equity Valuation Adjustment	(74,966.5)	(77,019.1)	(71,857.0)
Controlling shareholders’ interest	46,008.8	44,825.0	48,331.9
Non-controlling interest	1,974.0	1,826.3	2,001.8
Total shareholders’ equity	47,982.8	46,651.3	50,333.7

Total liabilities and shareholders’ equity	86,851.9	83,841.4	90,176.3

(i) During the third quarter of 2017, the Company adhered to the Tax Regularization Special Program [Programa Especial de Regularização Tributária] (“PERT 2017”).

For additional information on the accounting practices adopted by the Company, see section 10.5.

Comparative analysis of Balance Sheets as of December 31, 2017 and December 31, 2016

(in million of Reais, except percentages)
	December 31,
				Vertical	Variation
	2017	Vertical Analysis	2016	Analysis	2016/2015
Assets

Cash and cash equivalents	10,354.5	11.9%	7,876.8	9.4%	31.5%
Financial investments	11.9	0.0%	282.8	0.3%	-95.8%
Derivative financial instruments	350.0	0.4%	196.6	0.2%	78.0%
Accounts receivable	4,944.8	5.7%	4,368.1	5.2%	13.2%
Inventories	4,319.0	5.0%	4,347.1	5.2%	-0.6%
Tax and social contribution receivable	2,770.4	3.2%	5,423.3	6.5%	-48.9%
Other assets	1,367.2	1.6%	1,392.1	1.7%	-1.8%
Current assets	24,718.0	28.5%	23,886.8	28.5%	3.5%

Financial investments	122.0	0.1%	104.3	0.1%	17.0%
Derivative financial instruments	35.2	0.0%	16.3	0.0%	116.0%
Tax and contributions receivable	2,312.7	2.7%	347.7	0.4%	565.1%
Deferred income and social contribution taxes	225.0	0.3%	2,268.2	2.7%	-90.1%
Other assets	1,964.4	2.3%	1,973.6	2.4%	-0.5%
Employee benefits	58.4	0.1%	33.5	0.0%	74.3%
Investments	238.0	0.3%	300.1	0.4%	-20.7%
Property, plant and equipment	18,822.3	21.7%	19,153.8	22.8%	-1.7%
Intangible assets	4,674.7	5.4%	5,245.9	6.3%	-10.9%
Goodwill	31,401.9	36.2%	30,511.2	36.4%	2.9%
Non-current assets	62,133.9	71.5%	59,954.6	71.5%	3.6%

Total assets	86,851.9	100.0%	83,841.4	100.0%	3.6%

Liabilities and shareholders’ equity

Accounts payable	11,854.0	30.5%	10,868.8	29.2%	9.1%
Derivative financial instruments	215.1	0.6%	686.4	1.8%	-68.7%
Loans and financing	1,321.1	3.4%	3,630.6	9.8%	-63.6%
Overdraft account	1.8	0.0%	-	-	0.0%
Salaries and charges	1,047.2	2.7%	686.6	1.8%	52.5%
Dividends and interest on shareholders’ equity payable	1,778.6	4.6%	1,714.4	4.6%	3.7%
Income and social contribution taxes payable	1,668.4	4.3%	904.2	2.4%	84.5%
Taxes, charges and contributions payable	3,825.4	9.8%	3,378.2	9.1%	13.2%
Put option granted on interest in controlled company and other liabilities	6,807.9	17.5%	6,735.8	18.1%	1.1%
Provisions	169.0	0.4%	168.6	0.5%	0.2%
Current liabilities	28,688.5	73.8%	28,773.6	77.4%	-0.3%

Accounts payable	175.1	0.5%	237.8	0.6%	-26.4%
Derivative financial instruments	2.4	0.0%	27.0	0.1%	-91.1%
Loans and financing	1,231.9	3.2%	1,765.7	4.7%	-30.2%
Deferred income and social contribution taxes	2,329.2	6.0%	2,329.7	6.3%	0.0%
Income tax and social contribution payable (i)	2,418.0	6.2%			100.0%
Taxes, charges and contributions payable	771.6	2.0%	681.4	1.8%	13.2%
Put option granted on interest in controlled company and other liabilities	429.1	1.1%	471.8	1.3%	-9.0%
Provisions	512.6	1.3%	765.4	2.1%	-33.0%
Employee benefits	2,310.7	5.9%	2,137.7	5.7%	8.1%
Non-current liabilities	10,180.6	26.2%	8,416.5	22.6%	21.0%

Total liabilities	38,869.1	100.0%	37.190,1	100,0%	4,5%

Shareholders’ equity
Capital stock	57,614.1	66.3%	57,614.1	68.7%	0.0%
Reserves	63,361.2	73.0%	64.230.0	76.6%	-1.4%
Adjustment to equity valuation	(74,966.5)	-86.3%	(77,019.1)	-91.9%	-2.7%
Controlling shareholders’ equity	46,008.8	53.0%	44,825.0	53.3%	2.6%
Minority interests	1,974.0	2.3%	1,826.3	2.2%	8.1%
Total shareholders’ equity	47.982,8	55.2%	46,651.3	55.6%	2.9%

Total liabilities and shareholders’ equity	86,851.9	100.0%	83,841.4	100.0%	3.6%

(i) During the third quarter of 2017, the Company adhered to the “PERT 2017.

Assets

Cash and cash equivalents

As of December 31, 2017, the balance of cash and cash equivalents and short-term investments totaled R$ 10,366.4 million compared to R$ 8,159.6 million as of December 31, 2016. The increase of R$ 2,206.8 million or 27.0%% is primarily due to (i) a stronger operating performance; (ii) improvement of working capital, mainly due to a significant increase in accounts payable and other accounts payable; (iii) a relevant decrease in income tax and social contribution paid in 2017; and (iv) lower amounts in acquisition of property, plant and equipment and intangible assets and of subsidiaries, net of acquired cash.

Accounts receivables

As of December 31, 2017, the balance of receivables totaled R$4,944.8 million, compared to R$4,368.1 million on December 31, 2016, an increase of R$576.8 million, or 13.2%, mainly as a result of the increase of our net revenue by hectoliter of 8.5% in 2017, together with an increase of 0.9% of the sale consolidated volume in the year.

Inventories

As of December 31, 2017, the inventories balance totaled R$4,319.0 million compared to R$4,347.1 on December 31, 2016. The decrease of R$ 28.1 million or 0.6% is demonstrated below:

(in million of Reais)	2017	2016
Finished goods	1,528.4	1,445.5
Work in progress	309.6	328.5
Raw material	1,816.3	1,962.7
Consumables	77.3	50.0
Storeroom and other	476.9	447.2
Prepayments	210.9	234.5
Impairment losses	(100.4)	(121.3)
	4,319.0	4,347.1

Income tax and social contribution receivable

As of December 31, 2017, the balance of current and non-current taxes and contributions receivable totaled R$ 5,908.2 million compared to R$5,771.0 million, as of December 31, 2016. The increase was due mainly to the accumulation of tax credits from overseas to be offset in future years.

Property, plant and equipment

As of December 31, 2017, the balance of property, plant and equipment totaled R$ 18,822.3 million compared to R$19,153.8 million on December 31, 2016. The change that resulted in a net decrease of R$331.5 million, or 1.7%, is demonstrated in the table below:

(in million of Reais)	2017					2016
Acquisition cost	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Initial balance	8,330.2	22,764.3	4,584.2	1,740.7	37,419.4	36,685.6
Effect of movements in foreign exchange	3.1	34.6	(27.3)	8.3	18.7	(2,652.7)
Business combinations	228.9	(24.7)	-	-	204.2	700.4
Acquisitions through share exchange	-	-	-	-	-	433.9
Write-off through share exchange	-	-	-	-	-	(571.4)
Acquisitions	10.2	626.1	171.8	2,367.4	3,175.5	4,009.3
Disposals	(25.9)	(555.5)	(125.4)	-	(706.8)	(1,012.7)
Transfers from (to) other asset categories	415.4	1,657.8	473.2	(2,857.3)	(310,9)	(173.0)
Other	-	36.2	-	(1.2)	35,0	-
Balance at end	8,961.9	24,538.8	5,076.5	1,257.9	39,835.1	37,419.4
Depreciation and Impairment
Initial Balance	(2,278.2)	(13,075.3)	(2,912.1)	-	(18,265.6)	(17,545.5)
Effect of movements in foreign exchange	(12.1)	(104.9)	0.3	-	(116.7)	1,137.1
Write-off through share exchange	-	-	-	-	-	345.9
Depreciation	(299.0)	(2,245.5)	(655.9)	-	(3,200.4)	(3,083.8)
Impairment losses	-	(125.0)	(0.2)	-	(125.2)	(120.9)
Disposals	5.3	539.5	109.5	-	654.3	928.8
Transfers from (to) other asset categories	(1.9)	29.7	5.2	-	33.0	61.4
Other	-	7.8	-	-	7.8	11.4
Balance at end	(2,585.9)	(14,973.7)	(3,453.2)	-	(21,012.8)	(18,265.6)
Carrying amount:
December 31, 2016	6,052.0	9,689.0	1,672.1	1,740.7	19,153.8	19,153.8
December 31, 2017	6,376.0	9,565.1	1,623.3	1,257.9	18,822.3

Intangible Assets

As of December 31, 2017, the intangible assets balance totaled R$ 4.674,7 million compared to R$ 5,245.9 million on December 31, 2016. The net decrease of R$ 571.2 million, or 10.9%, is primarily due to currency conversion.

Goodwill

As of December 31, 2017, the goodwill balance totaled R$ 31,401.9 million compared to R$30,511.2 million on December 31, 2016.  The movement that resulted in a net increase of R$890.7 million is demonstrated in the table below:

	2017	2016
Initial Balance	30,511.2	30,953.1
Effect of movements in foreign exchange	489.7	(2,388.9)
Acquisition of Subsidiaries	401.0	1,947.0
Balance at end	31,401.9	30,511.2

Liabilities

Accounts payables

As of December 31, 2017, the balance accounts payable totaled R$ 11,854.0 million compared to R$10,868.8 on December 31, 2016, an increase of R$ 985.2 million or 9.1%.

Interest-bearing loans and borrowings

Current and non-current interest-bearing loans and borrowings totaled R$ 2,553.0 million as of December 31, 2017 compared to R$5,396.3 million as of December 31, 2016, a decrease of R$ 2,843.3 million, or -52.7% in gross indebtedness in the fiscal year ended December 31, 2017.

Income tax and social contribution

As of December 31, 2017, the balance of current and non-current income tax and social contribution totaled R$ 4,086.4 million compared to R$904.2 million on December 31, 2016. The increase of R$ 3,182.2 million, or 351.9%, was primarily due to the adhesion to the PERT 2017.  As announced on September 29, 2017, the Company adhered to a tax regularization special program, concerning disputed tax contingencies, including contingencies related to the income tax and social contribution on profits. The total amount to be paid is of approximately R$ 3.5 billion, of which, approximately, R$ 1.0 billion was already paid in 2017 and the remaining amount will be paid in 145 monthly installments as of January 2018, with interest.

In addition, the balance of the income tax and social contribution is also a result of a higher effective tax rate, which in 2017 was of 39.3% compared to an effective tax rate of 2.4% in 2016. The main events that took place in the period and that caused an impact on the effective rate were:

- Governmental subsidy related to taxes on sales: the reduction of the tax expenses reflects the deductibility of the subsidies for investment arising out of deferred or presumed credits on ICMS.

- Benefit of deductibility of interest on net equity (“JCP”): according to the Brazilian legislation, the companies can opt to distribute JCP calculated based on the Long-Term Interest Rate (“TJLP”), which is deductible for income tax purposes under the applicable legislation, whose amount distributed until the date hereof was of R$4,869,768, of which R$4,850,124 are deductible, and the tax impact is of R$1,649,042.

- Withholding income tax on dividends: change explained by two main factors, which are (i) the total reversion of provision related to withholding tax on undistributed results of subsidiaries in Argentina in 2016 due to a change in the legislation that exempts the payment of dividends from withholding tax, in the negative amount of R$240 million; and (ii) the creation of provision and effect of the change in the exchange rate in relation to the withholding tax on the unshared results of the Canadian subsidiaries, whose amount is of, approximately R$145 million, as opposed to  the amount of approximately R$5 million in the same previous period.

- Non-recurring expenses: (i) the contingences covered by PERT 2017 include a suit in which it was under discussion the assessment of the corporate income tax and of the social contribution on net income by the presumptive profit method by the CRBS S.A. subsidiary. The total amount recognized as expense after the provisional presidential decree No. 783/2017 was voted into law was of R$2,926 million (principal and fine), being R$2,785 million as non-recurring expense in the income tax and R$141 million as financial result, and (ii) a non-recurring expense, without cash effect, of approximately R$510 million, related to the tax effects on the exchange change rate on loans among companies of the same group, which were historically reported in the owners’ equity and were reclassified to the result in the 4th quarter of 2017 upon the reimbursement of said loans.

Adjusted by these non-recurring tax adjustments, the effective tax rate was of 12.8% in 2017.

Equity

As of December 31, 2017, the equity totaled R$47,982.8 million compared to R$46,651.3 million on December 31, 2016. The main reasons for the change in equity were: (i) profit for the year of R$7,850.5 million; (ii) gains in shareholders’ equity due to the conversion of overseas operations, for a total of R$1,952.3 million, and (iii) distribution of dividends and JCP of R$8,913.7 million.

Deferred income tax and social contribution (Assets and Liabilities)

As of December 31, 2017, the balance of deferred tax (assets and liabilities) totaled R$49.9 million in liabilities compared to R$ 61.6 million in liabilities on December 31, 2016. The change of R$ 11.7 million is described in the tables below, which contain a breakdown of deferred tax according to the origin of temporary difference.

(in million of Reais)	2017
	Assets	Liabilities	Net
Financial investments	39.0	-	39.0
Intangible assets	-	(719.5)	(719.5)
Employee benefits	631.1	-	631.1
Accounts payable – currency variation	1,382.4	(314.2)	1,068.2
Accounts receivable	52.3	-	52.3
Derivatives	6.8	(5.8)	1.0
Loans and financing	-	-	-
Inventories	248.7	(18.1)	230.6
Property. plant and equipment	-	(920.5)	(920.5)
Withholding tax on undistributed dividends	-	(788.6)	(788.6)
Investments	-	(421.6)	(421.6)
Tax credits	501.0	-	501.0
Provisions	347.3	(39.7)	307.6
Other items	-	(30.5)	(30.5)
Gross deferred tax assets / (liabilities)	3,208.6	(3,258.5)	(49.9)
Offsetting	(929.3)	929.3	-
Net deferred tax assets / (liabilities)	2,279.3	(2,329.2)	(49.9)

(in million of Reais)	2016
	Assets	Liabilities	Net
Financial investments	9.0	-	9.0
Intangible assets	0.7	(733.9)	(733.2)
Employee benefits	467.6	-	467.6
Accounts payable – currency variation	977.4	(531.3)	446.1
Accounts receivable	42.7	-	42.7
Derivatives	71.1	(110.7)	(39.6)
Loans and financing	-	-	-
Inventories	267.4	(13.8)	253.6
Property, plant and equipment	-	(905.7)	(905.7)
Withholding tax on undistributed dividends	-	(684.8)	(684.8)
Investments	-	(421.6)	(421.6)
Tax credits	1,139.9	-	1,139.9
Provisions	448.9	(44.6)	404.3
Other items	(15.1)	(24.7)	(39.4)
Gross deferred tax assets / (liabilities)	3,409.6	(3,471.1)	(61.5)
Offsetting	(1,141.4)	1,141.4	-
Net deferred tax assets / (liabilities)	2,268.2	(2,329.7)	(61.5)

Comparative analysis of Balance Sheets as of December 31, 2016 and December 31, 2015

(in million of Reais, except percentages)	As of December 31,
		Vertical		Vertical	Variation
	2016	Analysis	2015	Analysis	2016/2015
Assets

Cash and cash equivalents	7,876.8	9.4%	13,620.2	15.1%	-42.2%
Financial investments	282.8	0.3%	215.1	0.2%	31.5%
Derivative financial instruments	196.6	0.2%	1,512.4	1.7%	-87.0%
Accounts receivable	4,368.1	5.2%	4,165.7	4.6%	4.9%
Inventories	4,347.1	5.2%	4,338.2	4.8%	0.2%
Tax and social contribution receivable	5,423.3	6.5%	3,194.9	3.5%	69.7%
Other assets	1,392.1	1.7%	1,268.0	1.4%	9.8%
Current assets	23,886.8	28.5%	28,314.5	31.4%	-15.6%

Financial investments	104.3	0.1%	118.6	0.1%	-12.1%
Derivative financial instruments	16.3	0.0%	51.4	0.1%	-68.3%
Tax and contributions receivable	347.7	0.4%	892.8	1.0%	-61.1%
Deferred income and social contribution taxes	2,268.2	2.7%	2,749.9	3.0%	-17.5%
Other assets	1,973.6	2.4%	2,140.2	2.4%	-7.8%
Employee benefits	33.5	0.0%	8.6	0.0%	289.5%
Investments	300.1	0.4%	714.9	0.8%	-58.0%
Property, plant and equipment	19,153.8	22.8%	19,140.1	21.2%	0.1%
Intangible assets	5,245.9	6.3%	5,092.2	5.6%	3.0%
Goodwill	30,511.2	36.4%	30,953.1	34.3%	-1.4%
Non-current assets	59,954.6	71.5%	61,861.8	68.6%	-3.1%

Total assets	83,841.4	100.0%	90,176.3	100.0%	-7.0%

Liabilities and shareholders’ equity

Accounts payable	10,868.8	29.2%	11,833.7	29.7%	-8.2%
Derivative financial instruments	686.4	1.8%	4,673.0	11.7%	-85.3%
Loans and financing	3,630.6	9.8%	1,282.6	3.2%	183.1%
Overdraft account	-	-	2.5	0.0%	-100.0%
Salaries and charges	686.6	1.8%	915.6	2.3%	-25.0%
Dividends and interest on shareholders’ equity payable	1,714.4	4.6%	598.6	1.5%	186.4%
Income and social contribution taxes payable	904.2	2.4%	1,245.3	3.1%	-27.4%
Taxes, charges and contributions payable	3,378.2	9.1%	3,096.8	7.8%	9.1%
Put option granted on interest in controlled company and other liabilities	6,735.8	18.1%	6,370.7	16.0%	5.7%
Provisions	168.6	0.5%	123.1	0.3%	37.0%
Current liabilities	28,773.6	77.4%	30,141.9	75.7%	-4.5%

Accounts payable	237.8	0.6%	110.1	0.3%	116.0%
Derivative financial instruments	27.0	0.1%	145.1	0.4%	-81.4%
Loans and financing	1,765.7	4.7%	2,316.9	5.8%	-23.8%
Deferred income and social contribution taxes	2,329.7	6.3%	2,473.6	6.2%	-5.8%
Taxes, charges and contributions payable	681.4	1.8%	910.0	2.3%	-25.1%
Put option granted on interest in controlled company and other liabilities	471.8	1.3%	1,023.6	2.6%	-53.9%
Provisions	765.4	2.1%	499.5	1.3%	53.2%
Employee benefits	2,137.7	5.7%	2,221.9	5.6%	-3.8%
Non-current liabilities	8,416.5	22.6%	9,700.7	24.3%	-13.2%

Total liabilities			39,842.6	100,0%

Shareholders’ equity
Capital stock	57,614.1	68.7%	57,614.1	63.9%	0.0%
Reserves	64.230.0	76.6%	62,574.8	69.4%	2.6%
Adjustment to equity valuation	(77,019.1)	-91.9%	(71,857.0)	-79.7%	7.2%
Controlling shareholders’ equity	44,825.0	53.3%	48,331.9	56.3%	-7.3%
Minority interests	1,826.3	2.2%	2,001.8	2.2%	-8.8%
Total shareholders’ equity	46,651.3	55.6%	50,333.7	55.8%	-7.3%

Total liabilities and shareholders’ equity	83,841.4	100.0%	90,176.3	100.0%	-7.0%

Assets

Cash and cash equivalents

As of December 31, 2016, the balance of cash and cash equivalents and short-term investments totaled R$8,159.6 million compared to R$13,835.3 million as of December 31, 2015. The reduction of R$5,675.7 million or 41.0% is primarily due to (i) a weaker operating performance; (ii) worsening of working capital, mainly due to a significant reduction in accounts payable and other accounts payable; (iii) a relevant increase in income tax and social contribution paid in 2016; and (iv)  higher amounts in acquisition of subsidiaries, net of acquired cash.

Trade receivables

As of December 31, 2016, the balance of receivables totaled R$4,368.1 million, compared to R$4,165.7 million on December 31, 2015, an increase of R$202.4 million, or 4.9%

Inventories

As of December 31, 2016, the inventories balance totaled R$4,347.1 million compared to R$4,338.2 on December 31, 2015. The increase of R$8.9 million or 0.2% was primarily due to the increase in the stock of finished goods and raw materials in 2016, together with the effect of currency translation of our overseas operations:

(R$ millions)	2016	2014	5
Finished goods	1,445.5	1,572.5
Work in progress	328.5	304.7
Raw material	1,962.7	1,857.4
Consumables	50.0	50.6
Storeroom and other	447.2	420.4
Prepayments	234.5	239.4
Impairment losses	(121.3)	(106.8)
	4,347.1	4,338.2

Income tax and social contribution receivable

As of December 31, 2016, the balance of current and non-current taxes and contributions receivable totaled R$5,771.0 million, compared to R$4,087.7 million as of December 31, 2015. The increase was due mainly to the accumulation of tax credits from overseas to be offset in future years.

Property, plant and equipment

As of December 31, 2016, the balance of property, plant and equipment totaled R$19,153.8 million compared to R$19,140.1 million on December 31, 2015. The change that resulted in a net increase of R$13.7 million, or 0.1%, is demonstrated in the table below:

(R$ millions)	2016					2015
Acquisition cost	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Initial balance	7,718.3	22,369.6	4,465.1	2,132.6	36,685.6	30,377.7
Effect of movements in foreign exchange	(474.7)	(1,528.0)	(427.4)	(222.6)	(2,652.7)	2,059.1
Acquisitions through business combinations	283.4	360.4	56.0	0.6	700.4	123.5
Sale through business combinations	-	-	-	-	-	(145.9)
Acquisitions through share exchange	221.2	185.0	-	27.7	433.9	-
Write-off through share exchange	(121.0)	(344.3)	(101.3)	(4.8)	(571.4)	-
Acquisitions	8.4	819.4	276.0	2,905.5	4,009.3	5,291.1
Disposals	(106.0)	(693.1)	(210.3)	(3.3)	(1,012.7)	(833.1)
Transfers from (to) other asset categories	800.6	1,595.3	526.1	(3,095.0)	(173.0)	(186.7)
Other	-	-	-	-	-	(0.1)
Balance at end	8,330.2	22,764.3	4,584.2	1,740.7	37,419.4	36,685.6
Depreciation and Impairment
Initial Balance	(2,244.0)	(12,562.6)	(2,738.9)	-	(17,545.5)	(14,637.6)
Effect of movements in foreign exchange	95.6	804.8	236.7	-	1,137.1	(1,066.7)
Sale through business combinations	-	-	-	-	-	91.6
Write-off through share exchange	52.8	241.7	51.4	-	345.9	-
Depreciation	(277.8)	(2,117.6)	(688.4)	-	(3,083.8)	(2,717.7)
Impairment losses	(0.1)	(120.7)	(0.1)	-	(120.9)	(110.7)
Disposals	95.3	646.0	187.5	-	928.8	762.5
Transfers from (to) other asset categories	-	21.7	39.7	-	61.4	117.5
Other	-	11.4	-	-	11.4	15.6
Balance at end	(2,278.2)	(13,075.3)	(2,912.1)	-	(18,265.6)	(17,545.5)
Carrying amount:
December 31, 2015	5,474.3	8.064,3	1.224,4	2,132.6	19,140.1	19,140.1
December 31, 2016	6,052.0	9.807,0	1.726,2	1,740.7	19,153.8

Intangible Assets

As of December 31, 2016, the intangible assets balance totaled R$5,245.9 million, compared to R$5,092.2 million on December 31, 2015. The net increase of R$153.7 million, or 3.0%, is primarily due to currency conversion and acquisitions of new brands.

Goodwill

As of December 31, 2016, the goodwill balance totaled R$30,511.2 million, compared to R$30,953.1 million on December 31, 2015.  The movement that resulted in a net decrease of R$441.9 million is demonstrated in the table below:

	2016	2015
Initial Balance	30,953.1	27,502.9
Effect of movements in foreign exchange	(2,388.9)	2,858.6
Acquisition of Subsidiaries	1,947.0	591.6
Balance at end	30,511.2	30,953.1

Liabilities

Accounts payables

As of December 31, 2016, the balance accounts payable totaled R$10,868.8 million compared to R$11,833.7 million on December 31, 2015, a decrease of R$964.9 million

Interest-bearing loans and borrowings

Current and non-current interest-bearing loans and borrowings totaled R$5,396.3 million as of December 31, 2016, compared to R$3,599.5 million as of December, 31, 2015, an increase of R$1,796.8 million, or 49.9% in gross indebtedness in the fiscal year ended December 31, 2016.

Income tax and social contribution

As of December 31, 2016, the balance of income tax and social contribution totaled R$904.2 million compared to R$1,245.3 million on December 31, 2015. The decrease of R$341.1 million, or 27.4%, was primarily due to the decrease in the effective tax rate from 22.0% in 2015 to 2.4% in 2016.

The main events that took place in the period and that caused an impact on the effective rate were:

- Net financial revenue and other non-taxable revenue and non-deductible expenses: refer to non-taxable/non-deductible revenue and expenses in subsidiaries, whose observed variation occurs primarily as a result of the change in the exchange rate.

- Governmental subsidy related to taxes on sales: the Company was granted state tax incentives under certain industrial development programs in the form of financing, deferment of payment of taxes or partial reductions of the amount owed. Such subsidies for investment arising out of deferred or presumed credits on ICMS are deductible for income tax purposes.

- Income tax complement of controlled companies abroad owed in Brazil: reduction in tax expense related to the ascertainment of profit abroad reflects a better management of the group’s capital structure.

- Result of intragroup transactions taxable/deductible only in Brazil: refers to the change in the exchange rate and interest generated by intercompany operations based on different jurisdictions that are deductible only in Brazil. The change observed primarily occurs as a result of the effect of the change in the exchange rate.

- Benefit of deductibility of interest on net equity: according to the Brazilian legislation, the companies can opt to distribute interest on net equity (“JCP”) calculated based on the Long-Term Interest Rate (“TJLP”), which is deductible for income tax purposes under the applicable legislation, whose approximate amount distributed in the year is R$ 5.4 billion.

- Withholding income tax on dividends: change explained by the reversion of provision related to withholding tax on undistributed results of subsidiaries in Argentina due to a change in the legislation that exempts the payment of dividends from withholding tax, whose approximate amount is R$ 300 million, as opposed to the creation of provision and effect of the change in the exchange rate in the amount of approximately R$672 million in the same previous period.

- Recognition of deferred assets on tax loss of previous periods: the effect verified in this item is explained primarily by recognition of deferred assets on tax losses ascertained in foreign subsidiaries in previous periods, which were deemed to be recoverable by virtue of the expectation of generation of profit (Paragraph 19 of IAS 12) and a better management of the group’s capital structure.

Equity

As of December 31, 2016, the equity totaled R$46,651.3 million compared to R$50,333.7 million on December 31, 2015. The main reasons for the change in equity were: (i) profit for the year of R$ 13,083.4 million; (ii) gains in shareholders’ equity due to the conversion of overseas operations, for a total of R$4,127.7 million, and (iii) distribution of dividends and interest on net equity of R$ 11,500.6 million.

Deferred income tax and social contribution (Assets and Liabilities)

As of December 31, 2016, the balance of deferred tax (assets and liabilities) totaled R$ 61.5 million in liabilities, compared to R$276.3 million in assets on December 31, 2015. The change of R$337.8 million is described in the tables below, which contain a breakdown of deferred tax according to the origin of temporary difference.

(in million of Reais)	2015
	Assets	Liabilities	Net
Financial investments	9.1	-	9.1
Intangible assets	5.8	(774.6)	(768.8)
Employee benefits	570.3	-	570.3
Accounts payable – currency variation	2,138.4	(357.1)	1,781.3
Accounts receivable	38.5	-	38.5
Derivatives	59.3	(131.7)	(72.4)
Loans and financing	-	(0.7)	(0.7)
Inventories	223.5	(66.4)	157.0
Property, plant and equipment	-	(737.3)	(737.3)
Withholding tax on undistributed dividends	-	(1,027.6)	(1,027.6)
Investments	-	-	-
Tax credits	308.4	-	308.4
Provisions	251.2	(32.0)	219.3
Other items	-	(200.6)	(200.6)
Gross deferred tax assets / (liabilities)	3,604.4	(3,328.1)	276.3
Offsetting	(854.6)	854.6	-
Net deferred tax assets / (liabilities)	2,749.9	(2,473.5)	276.3

Comparative analysis of Operating Results as of December 31, 2017 and 2016

Please find below the consolidated results of the Company:

Highlights of the Consolidated Financial Information

(in million of Reais, except for amounts relating to volume, percentages and earnings per share*)

		Years ended December 31,
		Vertical		Vertical	Variation
	2017	Analysis	2016	Analysis	2017/2016

Net revenues	47,899.3	100.0%	45,602.6	100%	5.0%
Cost of sales	(18,041.8)	-37.7%	(16,678.0)	-36.6%	8.2%
Gross profit	29,857.5	62.3%	28.924.6	63.4%	3.2%

Logistics expenses	(6,295.5)	-13.1%	(6,085.5)	-13.3%	3.5%
Selling expenses	(5,620.0)	-11.7%	(5,925.0)	-13.0%	-5.1%
Administrative expenses	(2,623.8)	-5.5%	(2,166.1)	-4.7%	21.1%
Other operating revenues (expenses), net	1,217.3	2.5%	1,223.1	2.7%	-0.5%
Non-recurring items	(108.7)	-0.2%	1,134.3	2.5%	-109.6%
Operating profit	16,426.8	34.3%	17,105.4	37.5%	-4.0%

Financial expenses	(4,268.3)	-8.9%	(4,597.9)	-10.1%	-7.2%
Financial revenues	774.4	1.6%	895.9	2.0%	-13.6%
Financial net income	(3,493.9)	-7.3%	(3,702.0)	-8.1%	-5.6%

Share of results of subsidiaries and associates	(3.1)	0.0%	(5.0)	0.0%	-38.0%
Net profit before income tax and social contributions	12,929.8	27.0%	13,398.4	29.4%	-3.5%

Income tax and social contributions	(5,079.3)	-10.6%	(315.0)	-0.7%	1,512.5%
Net profit for the year	7,850.5	16.4%	13,083.4	28.7%	-40%
Share of controlling shareholders	7,332.0		12,546.6
Minority interests	518.5		536.8

*Amounts may not add due to rounding

Highlights of the Financial Information by Business Segment

The table below contains some highlights of the financial information by business segment related to the years ended on December 31, 2017 and 2016:

	2017					2016
	Brazil	CAC(1)	LAS(2)	Canada	Total	Brazil	CAC(1)	LAS(2)	Canada	Total
Net revenue	26,353.0	4,733.0	10,769.7	6,043.5	47,899.3	24,954.6	3,973.2	10,212.9	6,461.9	45,602.6
Cost of sales	-9,889.5	-2,045.6	-4,122.6	-1,984.2	-18,041.8	9,071.8	-1,798.6	-3,685.4	-2,122.2	-16,678.0
Gross profit	16,463.6	2,687.4	6,647.2	4,059.4	29,857.5	15,882.8	2,174.6	6,527.5	4,339.7	28,924.6
Administrative, sales and marketing expenses	-8,473.4	-1,330.0	-2,483.7	-2,252.2	-14,539.3	-8,084.5	-1,038.3	-2,697.4	-2,356.4	-14,176.6
Other operating revenue (expenses)	1,092.7	77.8	41.2	5.6	1,217.3	1,274.1	9.6	-39.0	-21.6	1,223.1
Non-recurring items	-33.0	-23.1	-41.3	-11.3	-108.7	1,196.7	-13.5	-41.5	-7.4	1,134.3
Operating Result	9,049.9	1,412.1	4,163,3	1,801.5	16,426.8	10,269.1	1,132.4	3,749.6	1,954.3	17,105.4

(1) Beer and soft drinks operations in Central America and the Caribbean.

(2) Includes operations in Argentina, Bolivia, Paraguay, Uruguay, Chile, and, prior to December 31, 2016 Colombia, Peru and Ecuador.

Net Revenue

For further information on net revenue from sales, please refer to item 10.2(b).

Cost of sales

Total cost of sales increased 8.2% for the year ended December 31, 2017, totaling R$ 18,041,8 compared to R$ 16,678.0 million in same the period in 2016. As a percentage of the Company’s net revenue, the total cost of sales increased to 37.7% in 2017, in relation to 36.6% in 2016.

		Cost of sales per hectoliter
		Year ended on December 31,
	2017	2016	% Variation
		(in Reais, except for percentages)
Latin America North	100.6	93.2	7.9%
Brazil	93.0	84.8	9.6%
Beer Brazil(1)	98.4	92.1	6.8%
NAB(2)	76.3	63.5	20.3%
CAC(3)	166.7	186.0	-10.4%
Latin America South	121.0	111.9	8.2%
Canada	195.8	207.0	-5.4%
Company Consolidated	110.8	104.4	6.2%

(1) Beer and “near beer” operations of the Company in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3) Beer and soft drink operations in Central America and the Caribbean.

Latin America North Operations

Brazilian Operations

Total cost of sales of our Brazilian operations increased 9% for the year ended on December 31, 2017 to R$ 9,889.5 million against R$ 9,071.8 million in the same period in 2016. The cost of sales per hectoliter of our Brazilian operations increased 9.6% for the year ended on December 31, 2017, to R$ 93.0/hl in relation to R$84.8/hl in the same period in 2016.

Beer Operation in Brazil

The cost of sales of our Brazilian beer and “near beer” operation increased 7.6% reaching R$ 7,895.1 million in the year ended on December 31, 2017. The cost of sales per hectoliter presented an increase of 16.3%. Such increase was mainly driven by the cost increase of our raw material indexed by the US dollars in the first half of the year, partially offset by the product mix, savings in supplies and productivity gains.

Carbonated soft drinks and non-alcoholic and non-carbonated beverages (“NAB”) operations in Brazil

Cost of sales of carbonated soft drinks and non-alcoholic and non-carbonated beverages in Brazil increased 15.2%, reaching R$ R$ 1,994.4 million. The cost of sales per hectoliter increased 20.3%, totaling R$ 76.3/hl, negatively impacted by our raw materials indexed by the US dollar and higher commodities price, especially sugar, as well as higher expenses with industrial depreciation, partially offset by t savings in supplies and productivity gains.

Operations in Central America and the Caribbean)

The cost of sales of our operations in CAC increased 13.7% in 2017 reaching R$ 2,045.6 million. The cost of sales per hectoliter decreased by 10.4% in reported terms, but increased 3.7% in organic terms, disregarding the effects of currency variation on conversion into Reais. The increase in cost per hectoliter in local currency is explained by a higher mix of premium brands and inflation of our raw material, partially offset by productivity gains due to operational leverage.

Latin America South Operations

The cost of sales LAS operations was of R$ 4,122.6 million in 2017, representing an increase of 11.9% compared to 2016. The cost of sales per hectoliter presented an increase of 8.2% in reported terms, but an increase of 28.8% in organic terms, ignoring currency variation effects on conversion into Reais.  The main factors that explain this increase are the negative impact of our raw materials indexed by US dollars and general inflation in Argentina.

Operation in Canada

The cost of sales of our Canadian operations presented a decrease of 6.5% in the exercise ended on December 31, 2017, totaling R$ 1,984.2 million compared to R$2,122.1 million in the same period in the previous year. The cost of sales per hectoliter presented a decrease of 5.4% in reported terms, but an increase of 1.4% in organic terms, disregarding the effects of currency variation in the exchange to Reais. The main factor that explains this growth is the inflation of our raw materials, which is partially offset by savings in supplies and productivity gains.

Gross Profit

Our gross profit increased 3.2% for the year ended on December 31, 2017, reaching R$ 29,857.5 compared to R$28,924.6 million in the same period of 2016. The table below shows the contribution of each business unit to the Company’s consolidated gross profit.

	Gross Profit
	2017				2016
	(in million of Reais, except for percentages)
	Amount	% Contrib.	Margin	Amount	% Contrib.	Margin
Latin America North	19,151.0	64.1%	61.6%	18,057.4	62.4%	62.4%
Brazil	16,463.6	55.1%	62.5%	15,882.8	54.9%	63.6%
Beer Brazil(1)	14,614.3	48.9%	64.9%	13,833.2	47.8%	65.3%
NAB(2)	1,849.3	6.2%	48.1%	2,049.6	7.1%	54.2%
CAC(3)	2,687.4	9.0%	56.8%	2,174.6	7.5%	54.7%
Latin America South	6,647.2	22.3%	61.7%	6,527.5	22.6%	63.9%
Canada	4,059.4	13.6%	67.2%	4,339.7	15.0%	67.2%
Company Consolidated	29,857.5	100.0%	62.3%	28,924.6	100.0%	63.4%

(1) Beer and “near beer” operations of the Company in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3) Beer and soft drink operations in Central America and the Caribbean.

Administrative, Distribution, Sales and Marketing Expenses

Our administrative, distribution, sales and marketing expenses totaled R$14,539.3 million for the year ended on December 31, 2017, representing a 2.6% growth compared to the same period in 2016.  Please find below an analysis of administrative, distribution, sales and marketing expenses for each business unit.

Latin America North Operations

Brazilian Operations

Administrative, distribution, sales and marketing expenses in Brazil totaled R$8,473.4 million for the year ended on December 31, 2017, an increase of 4.8% compared to the same period in 2016.

Brazilian Beer Operation

Administrative, distribution, sales and marketing expenses totaled R$7,390.9 million for the year ended on December 31, 2017, a 4.2% increase compared to the same period in 2016, explained mainly by higher administrative expenses, impacted by the provision related to the variable remuneration and higher logistics expenses, driven by the growth of the sale volume and general inflation, partially offset by efficiency gains in sales and marketing expenses.

Carbonated soft drinks and non-alcoholic and non-carbonated beverages (“NAB”) operations in Brazil

Administrative sales and marketing expenses for the segment of carbonated soft drinks and non-alcoholic and non-carbonated beverages totaled R$ 1,082.5 million for the year ended on December 31, 2017, an increase of 9.5% compared to the same period in 2016, mostly explained by higher sales and marketing expenses.

Central American and Caribbean Operations

Administrative, sales and marketing expenses for the Company’s operations in CAC totaled R$1,330.0 million for the year ended on December 31, 2017, an increase of 28.1% compared to the same period in 2016, driven principally by the impact of currency conversion, and higher expenses with distribution. In organic terms, ignoring the effects of the change in exchange rate, our administrative, distribution, sales and marketing expenses decreased 0.9% due to a reduction in expenses with sales and marketing and administrative costs in the region to the extent we beneficiated from synergy opportunities, mainly in Panama.

Latin America South Operations

Administrative, distribution, sales and marketing expenses amounted to R$2,483.7 million for the year ended on December 31, 2017, a decrease of 7.9% when compared with the year 2016, since the increase of logistic and administrative costs, mainly driven by the high inflation in Argentina was more than offset by the impact of currency conversion. In organic terms, disregarding the effects of the change in exchange rate, our administrative, distribution, sales and marketing expenses increased 16.6%, impacted, mainly, by inflationary pressures in Argentina.

Canada operations

Administrative, distribution, sales and marketing expenses of our Canada operations totaled R$2,252.2 million for the year ended December 31, 2017, an increase of 4.4% compared to 2016, as a result of a positive effect of currency conversion. In organic terms, disregarding the effects of the change in exchange rate, our administrative, distribution, sales and marketing expenses increased 2.3%, explained by higher administrative and logistic expenses, partially offset by efficiency gains in sales and marketing initiative.

Other Operating Income (Expenses), Net

The net balance of other operating income and operational expenses for the year 2017 showed a gain of R$1,217.3 million against a gain of R$1,223.0 million registered in 2016. The decrease of 0.5% is primarily explained by the reduction in government subsidies relating to long-term ICMS incentives.

Non-Recurring Items

Non-recurring items amounted to a revenue of R$ 108.7 million in 2017, compared to a revenue of R$ 1,134.3 million in 2016. This variation is primarily explained by a gain with no cash effect with exchange of shares whereby the Company transferred its operations in Colombia, Peru and Ecuador to Anheuser-Busch Inbev S.A./N.V, which, in turn, transferred the operation in Panama to the Company.

Operating Income

Operating income decreased 4% in the period ended on December 31, 2017, reaching R$ 16,426.8 million in relation to the R$17,105.4 million in the same period of 2016, due primarily to higher administrative expenses and a revenue arising out of non-recurring items in 2016 without the correspondent benefit in 2017.

Net Financial Result

The financial result for the year ended December 31, 2017 comprised expenses of R$ 3,493.9 million compared to an expense of R$3,702.0 million in 2016. The reduction of 5.6% also includes the impact of  two non-recurring financial expenses in the total amount of R$ 976.8 million, being (i) an expense of R$ 835.7 million concerning losses with the exchange rate change over loans among the companies of the group, which were historically reported in the owners’ equity and were reclassified to the result of the fiscal year upon the liquidation of said loans; and (ii) an expense of R$ 141.0 million paid as the result of the adhesion to the PERT 2017. Without these non-recurring financial expenses, the financial net result totalized an expense of R$ 2,517.1 million in the year, which represents a reduction of 32.0% compared to the result of 2016, mainly driven by expenses with interests, which include the put option of our investment in the Dominican Republic (approximately R$ 600 million in 2017), and losses from derivative instruments.

The Company’s total indebtedness for the year ended December 31, 2017 decreased R$ 2,843.3 million compared to 2016, while its current cash and cash equivalents, net of overdrafts, and financial investments increased R$ 2,205.0 million.

Income tax and social contribution expense

Expenses for income tax and social contribution in 2017 amounted to R$ 5,079.3 million, compared to R$ 315.0 million recorded in 2016. The effective rate was 39.3%, against the previous year’s rate of 2.4%, because not only did we face difficult comparison with 2016 but also because we have been impacted for two non-recurring tax adjustments, and the main adjustment was of R$ 2,784.7 million related to PERT 2017 and the other, without cash effect, of approximately R$ 510 million related to the tax effects of the exchange rate change over loans among the companies of the group, which were historically reported in the owners’ equity and were reclassified to the result of the exercise upon the liquidation of said loans. Adjusted by these two non-recurring tax adjustments, the effective tax rate was of 12.8% in the year.

Net Profit

The Company’s net profit for the year ended on December 31, 2017 was of R$ 7,850.5 million representing a decrease of 40% compared to the R$13,083.4 million in 2016 while adjusted by the non-recurring items, the net profit increased 2.1% in 2017 to R$ 12,199.7 million.

Comparative analysis of Operating Results as of December 31, 2016 and 2015

Please find below the consolidated results of the Company:

Highlights of the Consolidated Financial Information

(in millions of Reais, except for amounts relating to volume, percentages and earnings per share*)

	Year ended December 31,
		Vertical		Vertical	Variation
	2016	Analysis	2015	Analysis	2016/2015

Net revenues	45,602.6	100%	46,720.2	100%	-2.4%
Cost of sales	(16,678.0)	-36.6%	(16,061.4)	-34.4%	3.8%
Gross profit	28.924.6	63.4%	30,658.8	65.6%	-5.7%

Logistics expenses	(6,085.5)	-13.3%	(5,833.2)	-12.5%	4.3%
Selling expenses	(5,925.0)	-13.0%	(5,344.7)	-11.4%	10.9%
Administrative expenses	(2,166.1)	-4.7%	(2,281.3)	-4.9%	-5.0%
Other operating revenues (expenses), net	1,223.1	2.7%	1,936.1	4.1%	-36.8%
Non-recurring items	1,134.3	2.5%	(357.2)	-0.8%	-417.6%
Operating profit	17,105.4	37.5%	18,778.5	40.2%	-8.9%

Financial expenses	(4,597.9)	-10.1%	(3,562.4)	-7.6%	29.1%
Financial revenues	895.9	2.0%	1,294.2	2.8%	-30.8%
Financial income, net	(3,702.0)	-8.1%	(2,268.2)	-4.9%	63.2%

Share of results of subsidiaries and associates	(5.0)	0.0%	3.1	0.0%	-261.3%
Net profit before income tax and social contributions	13,398.4	29.4%	16,513.4	35.3%	-18.9%

Income tax and social contributions	(315.0)	-0.7%	(3,634.2)	-7.8%	-91.3%
Net profit for the year	13,083.4	28.7%	12,879.2	27.6%	1.6%
Share of controlling shareholders	12,546.6		12,423.8
Minority interests	536.8		455.4

*Amounts may not add due to rounding

Highlights of the Financial Information by Business Segment

The table below contains some highlights of the financial information by business segment related to the years ended on December 31, 2016 and 2015:

	2016					2015
	Brazil	CAC(1)	LAS(2)	Canada	Total	Brazil	CAC(1)	LAS(2)	Canada	Total
Net revenue	24,954.6	3,973.2	10,212.9	6,461.9	45,602.6	26,326.1	3,328.8	11,255.6	5,809.7	46,720.2
Cost of sales	(9,071.8)	(1,798.6)	(3,685.4)	(2,122.2)	(16,678.0)	(8,358.3)	(1,563.0)	(4,306.8)	(1,833.3)	(16,061.4)
Gross profit	15,882.8	2,174.6	6,527.5	4,339.7	28,924.6	17,967.8	1,765.8	6,948.8	3,976.4	30,658.8
Administrative, sales and marketing expenses	(8,084.5)	(1,038.3)	(2,697.4)	(2,356.4)	(14,176.6)	(7,667.5)	(905.9)	(2,770.4)	(2,115.4)	(13,459.2)
Other operating revenue (expenses)	1,274.1	9.6	(39.0)	(21.6)	1,223.1	1,871.6	(0.1)	60.4	4.2	1,936.1
Non-recurring items	1,196.7	(13.5)	(41.5)	(7.4)	1,134.3	(265.5)	(8.4)	(39.9)	(43.4)	(357.2)
Operating Result	10,269.1	1,132.4	3,749.6	1,954.3	17,105.4	11,906.4	851.4	4,198.9	1,821.8	18,778.5

(1) Beer and soft drinks operations in Central America and the Caribbean.

(2) Includes operations in Argentina, Bolivia, Paraguay, Uruguay, Chile, and, prior to December 31, 2016 Colombia, Ecuador and Peru.

Net Revenue

For further information on net revenue from sales, please refer to item 10.2(b).

Cost of sales

Total cost of sales increased 3.8% for the year ended December 31, 2016, totaling R$ 16,678.0 million, compared to R$ 16,061.4 million in same period in 2015. As a percentage of our net revenue, total cost of sales increased to 36.6% in 2016, in relation to 34.4% in 2015.

		Cost of sales per hectoliter
		Year ended on December 31,
	2016	2015	% Variation
		(R$, except for percentages)
Latin America North	93.2	80.4	16.0%
Brazil	84.8	73.1	16.0%
Beer Brazil(1)	92.1	79.2	16.3%
NAB(2)	63.5	55.2	15.1%
CAC(3)	186.0	171.6	8.4%
Latin America South	111.9	119.9	-6.7%
Canada	207.0	189.0	9.5%
Ambev Consolidated	104.4	95.0	9.9%

(1) Beer and “near beer” operations of the Company in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3) Beer and soft drink operations in Central America and the Caribbean.

Latin America North Operations

Brazilian Operations

Total cost of sales of our Brazilian operations increased 8.5% for the year ended on December 31, 2016 to R$ 9,071.8 million against R$8,358.3 million in the same period in 2015. The cost of sales per hectoliter of our Brazilian operations increased 16.0% for the year ended on December 31, 2016, to R$84.8/hl in relation to R$73.1/hl in the same period in 2015.

Beer Operation in Brazil

The cost of sales of our Brazilian beer and “near beer” operation increased 8.6% to R$7,339.9 million for the year ended on December 31, 2016. The cost of sales per hectoliter presented an increase of 16.3%. Such increase was mainly driven by the adverse impact of foreign exchange hedge, higher industrial depreciation, increased weight of premium products, being all of these effects partially offset by savings in supplies, productivity gains, increase in the weight of returnable glass bottles, as well as the benefit of our currency and commodities hedging.

Carbonated soft drinks and non-alcoholic and non-carbonated beverages operations in Brazil

Cost of sales of carbonated soft drinks and non-alcoholic and non-carbonated beverages (NAB) in Brazil increased 8.2%, reaching R$ 1,731.9 million. The cost of sales per hectoliter increased 15.1%, totaling R$ 63.5/hl, driven by the adverse effect of foreign exchange hedge, higher industrial depreciation, partially offset by the benefit of our commodities hedging together with savings in supplies and productivity gains.

Operations in Central America and the Caribbean

The cost of sales of our operations in CAC increased 15.1% in 2016 to R$1,798.6 million. The cost of sales per hectoliter increased by 8.4% in reported terms, but 3.3% in organic terms, disregarding the effects of currency variation on conversion into Reais. The increase in cost per hectoliter in local currency is explained by the increased cost of certain raw materials and of packaging.

Latin America South Operations

The cost of sales of our Latin America South (LAS) operations was of R$3,685.4 million in 2016, representing a reduction of 14.4% compared to 2015. The cost of sales per hectoliter presented a reduction of 6.7% in reported terms, but an increase of 13.4% in organic terms, ignoring currency variation effects on conversion into Reais.  Such increase was driven by the adverse effects of foreign currency transactions, and general inflation in Argentina, being all of these partially offset by the benefit of our currency and commodities hedging.

Operation in Canada

The cost of sales of our Canadian operations increased 15.8% for the year ended on December 31, 2016, totaling R$2,122.2 million, compared to R$1,833.3 million in 2015. The increase per hectoliter was 9.5%, primarily due to the effect of conversion into Reais with the appreciation in average exchange rate of the Canadian dollar, the increase in the production and distribution costs of our recent acquisitions in craft beer, ready-to-drink and cider categories, and the adverse effect of foreign currency transactions, partly offset by currency and commodities hedging.

Gross Profit

Our gross profit decreased by 5.7% for the year ended on December 31, 2016 to R$28,924.6 million, compared to R$30,658.8 million in the same period of 2015.  The table below shows the contribution of each business unit to the Company’s consolidated gross profit.

	Gross Profit
	2016				2015
	(R$ million, except for percentages)
	Amount	% Contrib.	Margin	Amount	% Contrib.	Margin
Latin America North	18,057.4	62.4%	62.4%	19,733.6	64.4%	66.5%
Brazil	15,882.8	54.9%	63.6%	17,967.8	58.6%	68.3%
Beer Brazil(1)	13,833.2	47.8%	65.3%	15,683.7	51.2%	69.9%
NAB(2)	2,049.6	7.1%	54.2%	2,284.1	7.5%	58.8%
CAC(3)	2,174.6	7.5%	54.7%	1,765.8	5.8%	53.0%
Latin America South	6,527.5	22.6%	63.9%	6,948.8	22.7%	61.7%
Canada	4,339.7	15.0%	67.2%	3,976.4	13.0%	68.4%
Ambev Consolidated	28,924.6	100.0%	63.4%	30,658.8	100.0%	65.6%

(1) Beer and “near beer” operations of the Company in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3) Beer and soft drink operations in Central America and the Caribbean.

Administrative, Distribution, Sales and Marketing Expenses

Our administrative, distribution, sales and marketing expenses totaled R$14,176.6 million for the year ended on December 31, 2016, representing a 5.3% growth compared to the same period in 2015.  Please find below an analysis of administrative, distribution, sales and marketing expenses for each business unit.

Latin America North Operations

Brazilian Operations

Administrative, distribution, sales and marketing expenses in Brazil totaled R$8,084.5 million for the year ended on December 31, 2016, an increase of 5.4% compared to the same period in 2015.

Brazilian Beer Operation

Administrative, distribution, sales and marketing expenses totaled R$7,095.9 million for the year ended on December 31, 2016, a 4.6% increase compared to the same period in 2015. This increase is explained mainly by (i) higher sales and marketing expenses, since we continued to invest in our brands; (ii) an increase in logistics costs as a result of inflation and an increase in weight of returnable glass bottles, especially in supermarkets, and (iii) higher depreciation expenses, all of which were partially offset by reduction in administrative expenses, due to efficiency gains.

Carbonated soft drinks and non-alcoholic and non-carbonated beverages operations in Brazil

Administrative, distribution, sales and marketing expenses for the segment of carbonated soft drinks and non-alcoholic and non-carbonated beverages totaled R$988.6 million for the year ended on December 31, 2016, an increase of 12.2% compared to the same period in 2015 due mainly to higher administrative and distribution expenses, which is mostly explained by a review in the allocation of logistic and administrative costs to better reflect the NAB operations in our business in Brazil.

Central American and Caribbean Operations

Administrative, distribution, sales and marketing expenses for our operations in CAC totaled R$1,038.3 million for the year ended on December 31, 2016, an increase of 14.6% compared to the same period in 2015, driven principally by the impact of currency conversion, higher expenses with distribution, sales and marketing, due to a strong growth in volume in the region, and currency higher depreciation. In organic terms, ignoring the effects of the change in exchange rate, our administrative, distribution, sales and marketing expenses increased 9.5%.

Latin America South Operations

Administrative, distribution, sales and marketing expenses amounted to R$2,697.4 million for the year ended on December 31, 2016, a decrease of 2.6% when compared with the year 2015, since the increase of transportation and labor force costs mainly driven by a high inflation in Argentina was more than offset by the impact of currency conversion. In organic terms, disregarding the effects of the change in exchange rate, our administrative, distribution, sales and marketing expenses increased 27.3%.

Canada operations

Administrative, distribution, sales and marketing expenses of our Canada operations totaled R$2,356.4 million for the year ended December 31, 2016, an increase of 11.4% compared to 2015, because of the adverse effect of currency conversion. In organic terms, disregarding the effects of the change in exchange rate, our administrative, distribution, sales and marketing expenses increased 0.6%.

Other Operating Income (Expenses), Net

The net balance of other operating income and expenses for the year 2016 showed a gain of R$1,223.1 million against a gain of R$1,936.1 million registered in 2015. The decrease of 36.8% is primarily explained by (i) a reduction in government subsidies relating to long-term ICMS incentives as a consequence of a drop in volume and revenue, in addition to changes in the geographic mix of our revenues, since we have different plants in Brazil with different tax incentive programs; and (ii) an increase in other operational revenues in 2015 without the corresponding benefit in 2016.

Non-Recurring Items

Non-recurring items amounted to a revenue of R$1,134.3 million in 2016, compared to an expense of R$357.2 million recorded in 2015. This variation is primarily explained by a gain with no cash effect with exchange of shares whereby the Company transferred its operations in Colombia, Peru and Ecuador to ABI, which, in turn, transferred the operation in Panama to the Company.

Operating Income

Operating income decreased 8.9% in the period ended on December 31, 2016, reaching R$17,105.4 million against R$18,778.5 million in the same period of 2015, due primarily to smaller gross profit, along with higher commercial expenses and smaller operating revenue mostly related to long-term ICMS tax incentives, all of which partly offset by smaller administrative expenses and revenue from non-recurring items.

Net Financial Result

The financial result for the year ended December 31, 2016 comprised expenses of R$3,702.0 million, against expenses of R$2,268.2 million in 2015. This increase of 63.2% can be explained primarily by (i) expenses with interest, which includes the put option of our investment in Dominican Republic (approximately R$ 600 million), and (ii) losses from derivative instruments.

Our total indebtedness for the year ended December 31, 2016 increased R$1,796.8 million in comparison with 2015, while current cash and cash equivalents, net of overdrafts, and financial investments decreased R$ 5,673.1 million.

Income tax and social contribution expense

Expenses for income tax and social contribution in 2016 amounted to R$315.0 million, compared to R$ 3,634.2 million recorded in 2015. The effective rate was 2.4%, against the previous year’s rate of 22.0%, mainly due to gains from other tax adjustments, of which (i) approximately R$ 400 million are explained by the reversion of provisions of withholding tax related to undistributed profits in Argentina and (ii) approximately R$ 800 million due to recognition of active deferred taxes on tax losses in international subsidiaries due to an improvement of our capital structure outside Brazil, reversing a negative impact reported in item Other Tax Adjustments in 2015 and previous years.

Net Profit

The Company’s net profit for the year ended on December 31, 2016 was R$13,083.4 million, representing an increase of 1.6% compared to the R$12,879.1 million in 2015.

Cash Flow for the Year Ended on December 31, 2017 compared to that of 2016

	Fiscal years ended on December 31,
	2017	2016	2015	Variation	Variation
Cash flow				2017/2016	2016/2015
Operating activities cash flow	17,874.1	12,344.4	23,580.8	44.8%	-47.7%
Investment activities cash flow	-3,073.0	-5,898.0	-5,997.0	-47.9%	-1.7%
Financing activities cash flow	-12,864.2	-11,645.1	-15,327.9	10.5%	-24.0%
Total	1,936.9	-5,198.7	2,256.0	-137.3%	-330.4%

Operating Activities

Our cash flow from operating activities increased 44.8% to R$ 17,874.1 million in the fiscal year ended on December 31, 2017 in relation to the R$12,344.4 million in the same period in 2016, mainly due to (i) a 5% increase in the net revenues, together with an 8.8% increase in sold product costs (excluding depreciation and amortization) and an increase of 2.8% in the distribution, administrative, sales and marketing expenses (excluding depreciation and amortization), that led us to an improved operational result; (ii) an improvement in the work capital of 2017, with an increase of R$ 1,145.4 million in 2017; and (iii) a reduction of R$ 3.185.2 million in the income tax and social contribution paid in the year.

Investment Activities

In the year ended on December 31, 2017, the cash flow used by the Company in investment activities totaled R$ 3,073.0 million compared to R$5,898.0 million in the same period of 2016, mainly explained by a reduction in the investment in property, plant and equipment, and intangible assets corresponding to R$ 929.0 million in 2017, together with decrease in the amounts for acquisition of subsidiaries, net of acquired cash, of R$ 1,490.9 in the year.

Financing Activities

In the year ended on December 31, 2017, the cash flow from financing activities totaled an outflow of R$ 12,864.1 million compared to the outflow of R$11,645.1 million in the same period of 2016, primarily due to (i) an increase in the payment of loans of R$ 3,545.5 million, and (ii) a reduction of pays with new loans of R$ 887.5 million, partially offset by: (i) a reduction in payment of dividends and JCP of R$ 1,510.8 million in 2017 and a decrease of reimbursements of cash net of financial costs, except interest, of R$ 1,748.3 million in comparison to the previous year.

Cash Flow for the Year Ended on December 31, 2016 compared to that of 2015

Operating Activities

Our cash flow from operating activities decreased 47.7% to R$12,344.4 million for the year ended on December 31, 2016, against R$23,580.9 million in the same period in 2015, mainly due to (i) a weaker operating performance; (ii) worsening of working capital, mainly as a result of a significant reduction in accounts payable and other accounts payable; and (iii) a relevant increase in income tax and social contribution paid in 2016.

Investment Activities

In the year ended on December 31, 2016, the cash flow used by the Company in investment activities totaled R$5,898.0 million, compared to R$5,997.1 million in 2015, chiefly explained by lower levels of investment in property, plant and equipment, and intangible assets, which was partially offset by higher amounts from acquisition of subsidiaries, net of acquired cash.

Financing Activities

In the year ended on December 31, 2016, the cash flow from financing activities totaled an outflow of R$11,645.1 million, compared to the outflow of R$15,327.9 million in 2015, primarily due to (i) a smaller payment of loans, (ii) reduction in payment of dividends and JCP; and (iii) cash spent on repurchase of shares in 2015 and no corresponding expenditure in 2016, all of which were partially offset by the reduction in gains from new loans and net cash outflows from financial costs, except for interest.

10.2 – Operating and financial income

a) Operating income of the Company, particularly: (i) the description of material income components; and (ii) factors with material impact on operating income.

i) Description of any material income components

The revenues of the Company and its subsidiaries primarily consist of the sale of beers, near beer, carbonated soft drinks and non-carbonated and non-alcoholic beverages through the operations described in Item 10.1 above.  To a lesser extent, the Company also generates revenues from the sale of malt and by-products deriving from its operations.

The demand for its products is primarily related to consumer disposable income, price and weather conditions in the countries where the Company and its subsidiaries operate.

ii) Factors that materially affect operating income

2017

In Brazil, the results of our beer operation in 2017 improved consistently during the year, reaching an inflection point and resuming the growth. Despite the negative volume of the industry, our beer operation generated volume, revenue and EBITDA growth. Our Soft Drinks and Non-Alcoholic and Non-Carbonated Beverages operation in Brazil was negatively impacted by the strong retraction of the soft-drink industry in Brazil. Notwithstanding, we had a good performance of the premium brands Fusion, Lipton and Do Bem, which reached positive volume results in relation to the previous year. Within this context, we are confident that the initiatives implemented by means of our commercial platforms contributed to our evolution in 2017.

In Central America and the Caribbean (CAC), we initiated our Panama operation, with a solid growth of our brand portfolio, which includes Atlas Golden Light and Stella Artois. Therefore, we had an expansion of EBITDA in the region corresponding to, approximately, 600 million of US dollars, which represents an increase of over 24% in relation to the previous year.

In Latin America South (LAS), our volume presented a solid growth, supported by the expansion of the beer market in Argentina and Paraguay, and by the good performance of our Brahma, Patagonia and Stella Artois brands.

And, in Canada, we maintained our market leadership, mainly due to the performance of Bud Light and Stella Artois and of our mixed beverage portfolio, ciders and special beers, which includes the Mill Street and Archibald brands.

2016

In Brazil, 2016 proved to be one of the most challenging years of our history, having had an impact primarily caused by (i) an increase in states taxes, (ii) political and economic uncertainties along with one of the highest unemployment rates recorded in years, deteriorating the income available and leading to the drop in the industry, and (iii) cost of sales, which had an impact caused by foreign exchange. Despite that, we continued to make structural investments in our business, including in our commercial platforms.

In Central America and the Caribbean (CAC), we had an organic growth of 21.3% of our EBITDA, reaching approximately 430 million U.S. dollars. This result was driven by our volumes, which have grown with the expansion of the beer market in the Dominican Republic and the gain in market share in Guatemala.

In Latin America South (LAS), our revenue management and cost discipline strategy in Argentina has performed once again an important role to face the adverse scenario in the country, which, along with the strong volume performance in other important markets of the region, such as Bolivia, Chile and Paraguay, has led to a solid growth of EBITDA.

And in Canada, we continued our thriving growth in net revenue, mainly driven by the benefit of our strategic acquisitions in craft beer, ready-to-drink and ciders categories, which has helped us to reach the highest market share in the last 17 years and has contributed for us to deliver growth, in local currency, of net revenue and EBITDA in the country.

2015

In Brazil, in 2015, in addition to a difficult comparison basis with the 2014 FIFA World Cup, the macroeconomic environment continued to worsen in all quarters of the year. Despite that, we maintained our focus on aspects that we could manage and delivered higher net revenues and operating income, while facing pressure from the decrease in volumes of beer and soft drinks manufacturers in the country.

In Central America and the Caribbean (CAC), we had another year of sound growth in all major countries in which we operate in the region, while continuing to capture significant opportunities of growth in net revenues and expansion of the EBITDA margin, focused on organic and inorganic growth strategies.

In South America (LAS), we strengthened our strategy in the mainstream, premium and near beer segments, being able to reduce the effects of volatility in Argentina, and increasing our EBITDA above the average inflation rates registered in the region.

In Canada, we accelerated growth of net revenues with an excellent balance between volume and prices, through growth in the mainstream segment and expansion in the premium segment, including craft beers.

b) income variation ascribed to variations in prices, foreign exchange rates, inflation, volumes and introduction of new products and services

Net Revenue – Comparison between figures as of December 31, 2017 and 2016

Net revenue increased 5.0% in the year ended on December 31, 2017, reaching R$ 47,899.3 million compared to R$ 45,602.6 million in 2016.

	Net Revenue
	Year ended on December 31,
	2017		2016		% Variation
	R$ million, except for percentages
Latin America North	31,086.0	64.9%	28,927.8	63.4%	7.5%
Brazil	26,353.0	55.0%	24,954.6	54.8%	5.6%
Beer Brazil(1)	22,509.3	47.0%	21,173.1	46.5%	6.3%
NAB(2)	3.843.7	8.0%	3,781.5	8.3%	1.6%
CAC(3)	4.733.0	9.9%	3,973.2	8.7%	19.1%
Latin America South	10,769.7	22.5%	10,212.9	22.4%	5.5%
Canada	6,043.5	12.6%	6,461.9	14.2%	-6.5%
Ambev Consolidated	47,899.3	100.0%	45,602.6	100.0%	5.0%

(1) Beer and near beer operations in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3)  Beer and carbonated soft drinks operations in Central America and the Caribbean (CAC).

	Sales Volume
	Year ended on December 31,
	2017		2016		% Variation
	In thousands of hectoliters, except for percentages
Latin America North	118,631.8	72.9%	116,632.7	73.0%	1.7%
Brazil	106,360.0	65.3%	106,961.4	66.9%	-0.6%
Beer Brazil(1)	80,233.6	49.3%	79,670.1	49.8%	0.7%
NAB(2)	26,126.4	16.0%	27,291.3	17.1%	-4.3%
CAC(3)	12,271.8	7.5%	9,671.3	6.1%	26.9%
Latin America South	34,062.0	20.9%	32,934.5	20.6%	3.4%
Canada	10,135.7	6.2%	10,254.5	6.4%	-1.2%
Ambev Consolidated	162,829.4	100.0%	159,821.6	100.0%	1.9%

(1) Beer and near beer operations in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3)  Beer and carbonated soft drinks operations in Central America and the Caribbean (CAC).

	Net Revenue per Hectoliter
	Year ended on December 31,
	2017	2016	% Variation
	(In Reais, except for percentages)
Latin America North	262.0	248.0	5.6%
Brazil	247.8	233.3	6.2%
Beer Brazil(1)	280.5	265.8	5.6%
NAB(2)	147.1	138.6	6.2%
CAC(3)	385.7	410.8	-6.1%
Latin America South	316.2	310.1	2.0%
Canada	596.3	630.2	-5.4%
Ambev Consolidated	294.2	285.3	3.1%

(1) Beer and near beer operations in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3)  Beer and carbonated soft drinks operations in Central America and the Caribbean (CAC).

Latin America North Operations

Brazilian Operations

Net revenue from our Beer and NAB operations in Brazil increased 5.6% in 2017, reaching R$ 26,353.0 million.

Beer Operations in Brazil

Net revenue from beer sales in Brazil increased 6.3% in 2017, accumulating R$ 22,509.3 million, mainly explained by an increase of 5.6% in the revenue per hectoliter, which amounted to R$280.5/hl, together with an increase of the sale volume of 0.7% in the period. The increase in the net revenue per hectoliter was the result of our revenue management strategy implemented in the 3rd quarter of the year.

Operations of carbonated soft drinks and non-alcoholic and non-carbonated beverages in Brazil

Net revenue from NAB operations in 2017 increased 1.6%, reaching R$ 3,843.7 million. The volumes dropped 4.3% in 2017, which is lower than the drop in the carbonated soft drinks industry, since consumers continued to replace soft drinks with water and low-cost juice powder. Net revenue per hectoliter in Brazil’s NAB segment increased 6.2% in 2017, reaching R$ 147.1/hl in the year, especially due to our revenue management and positive mix.

Central America and the Caribbean (CAC) Operations

The CAC operations showed an increase in net revenue in 2017 of 19.1%, rising to R$ 4,733.0 million, due to a significant volume increase of 26.9%, beneficiated from our operations in Panama and an organic growth of net revenue per hectoliter, partially offset by the negative the effects of currency conversion into Reais.

Latin America South (LAS) Operations

Latin America South (LAS) operations contributed R$ 10,769.7 million to the consolidated revenue in 2017, representing an increase of 5.5% due to, mainly, the increase of 3.4% of the sale volume in the region. Our net revenue per hectoliter increased 19.0% in local currency due to our revenue strategy management, which was almost entirely offset by the negative effect of the exchange rate change in the conversion into Reais.

Canada Operations

Our operations in Canada contributed R$ 6,043.5 million to our consolidated net revenue in 2017, corresponding to a decrease of 6.5% in comparison to the previous year. This result arises from, mainly, the negative effect of the exchange rate change in the conversion to Reais. In local currency, the increase of 1.5% of our net revenue per hectoliter was almost entirely offset by a drop in the volume of 1.2% impacted by a weak beer industry in the year.

Net Revenue – Comparison between figures as of December 31, 2016 and 2015

Net revenue decreased 2.4% in the year ended on December 31, 2016, dropping to R$45,602.6 million against R$46,720.2 million 2015.

	Net Revenue
	Year ended on December 31,
	2016		2015		% Variation
	R$ million, except for percentages
Latin America North	28,927.8	63.4%	29,654.9	63.5%	-2.5%
Brazil	24,954.6	54.7%	26,326.1	56.4%	-5.2%
Beer Brazil(1)	21,173.1	46.4%	22,441.3	48.1%	-5.7%
NAB(2)	3,781.5	8.3%	3,884.8	8.3%	-2.7%
CAC(3)	3,973.2	8.7%	3,328.8	7.1%	19.4%
Latin America South	10,212.9	22.4%	11,255.6	24.1%	-9.3%
Canada	6,461.9	14.2%	5,809.7	12.4%	11.2%
Ambev Consolidated	45,602.6	100.0%	46,720.2	100.0%	-2.4%

(1) Beer and near beer operations in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3)  Beer and carbonated soft drinks operations in Central America and the Caribbean (CAC).

	Sales Volume
	Year ended on December 31,
	2016		2015		% Variation
	In thousands of hectoliters, except for percentages
Latin America North	116,632.7	73.0%	123,463.5	73.0%	-5.5%
Brazil	106,961.4	66.9%	114,354.2	67.6%	-6.5%
Beer Brazil(1)	79,670.1	49.8%	85,330.9	50.5%	-6.6%
NAB(2)	27,291.3	17.1%	29,023.3	17.2%	-6.0%
CAC(3)	9,671.3	6.1%	9,109.2	5.4%	6.2%
Latin America South	32,934.5	20.6%	35,914.5	21.2%	-8.3%
Canada	10,254.5	6.4%	9,700.3	5.7%	5.7%
Ambev Consolidated	159,821.6	100.0%	169,078.2	100,0%	-5.5%

(1) Beer and near beer operations in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3)  Beer and carbonated soft drinks operations in Central America and the Caribbean (CAC).

	Net Revenue per Hectoliter
	Year ended on December 31,
	2016	2015	% Variation
	(In Reais, except for percentages)
Latin America North	248.0	240.2	3.3%
Brazil	233.3	230.2	1.3%
Beer Brazil(1)	265.8	263.0	1.1%
NAB(2)	138.6	133.9	3.5%
CAC(3)	410.8	365.4	12.4%
Latin America South	310.1	313.4	-1.1%
Canada	630.2	598.9	5.2%
Ambev Consolidated	285.3	276.3	3.3%

(1) Beer and near beer operations in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3)  Beer and carbonated soft drinks operations in Central America and the Caribbean (CAC).

Latin America North Operations

Brazilian Operations

Net revenue from our Beer and NAB operations in Brazil decreased 5.2% in 2016, reaching R$24,954.6 million.

Beer Operations in Brazil

Net revenue from beer sales in Brazil decreased 5.7% in 2016, accumulating R$21,173.1 million, mainly explained by the drop in volume of 6.6% partially offset by an increase of 1.1% in revenue per hectoliter, which amounted to R$265.8/hl. The increase in net revenue per hectoliter was primarily impacted by the increase in taxes. In addition, as part of our revenue management strategy, we use our entire portfolio of packaging and brands to reach prices that are more attractive to the consumer, including returnable glass bottles of 300ml, which represented 23% of our volumes in supermarkets in 2016.

Operations of carbonated soft drinks and non-alcoholic and non-carbonated beverages in Brazil

Net revenue from NAB operations in 2016 dropped 2.7%, to R$3,781.5 million, chiefly due to lower sales volume. Volumes decreased by 6.0% in 2016, in line with the drop in the industry of soft drinks of one average digit, since consumers continued to replace soft drinks with water and low-cost juice powder. Net revenue per hectoliter in Brazil’s NAB segment increased by 3.5% in 2016, to R$138.6/hl, especially due to our revenue management.

Central America and the Caribbean (CAC) Operations

Ambev’s CAC operations showed an increase in net revenue in 2016 of 19.4%, rising to R$3,973.2 million, due to the increase of 6.2% in volume; organic growth of net revenue per hectoliter; and the effects of currency conversion into Reais.

Latin America South (LAS) Operations

Latin America South (LAS) operations contributed R$10,212.9 million to Ambev’s consolidated revenue in 2016, representing a decrease of 9.3%. Our net revenue per hectoliter increased 26.2% in local currency due to our revenue strategy management, which was more than offset by the negative effect of the change in exchange rate in the conversion into Reais.

Canada Operations

Our operations in Canada contributed R$6,461.9 million to our consolidated revenue in 2016, an increase of 11.2% in comparison with the previous year. This is primarily due to the 5.7% increase in volume, driven by the benefit of our recent acquisitions of craft beer and near beer and the increase in our revenue per hectoliter of 1.8% in local currency, in addition to the effect of the appreciation of the Canadian dollar against the Brazilian Real.

c) impact of inflation, price variations of main inputs and products, foreign exchange and interest rates on the Company’s operating and financial income, where relevant.

2017

In 2017, our costs of products sold in Brazil were once again severely impacted by the hedge rate of the Brazilian Real again the U.S. Dollar, since this was significantly higher than the average rate of the previous year, mainly when compared to the first semester of the year. On the other hand, the prices of commodities were hedged in US dollars at values lower than those of the previous year, with positive impact on the cost of products sold, except for sugar, which specifically impacted the cost of sold products in the NAB operation in the country. In our international operations, in general, the costs had a positive impact by the appreciation of the Brazilian Real against the local currencies of each operation. Specifically in Latin America South, the inflationary pressures, especially in Argentina, continued to adversely affect our local labor and logistic costs.

2016

In 2016, our costs of products sold in Brazil were severely impacted by the hedge rate of the Brazilian Real again the U.S. Dollar, since this was significantly higher than the average rate of the previous year, mainly when compared to the second semester of the year. On the other hand, the prices of commodities were hedged in US dollars at values lower than those of the previous year, with positive impact on the cost of products sold. Inflationary pressures in Latin America South, especially in Argentina, continued to adversely affect our local labor and logistic costs. In Brazilian Reais, this impact was mostly offset by the depreciation of the Argentinean Pesos. In Canada, costs were adversely impacted by the appreciation of the Canadian Dollar against the Brazilian Real.

2015

The cost of products sold in Brazil in 2015 was adversely affected by the Real/US Dollar hedging rate, which was once again higher than the average rate recorded in the previous year. On the other hand, the price of commodities was hedged in US dollars at values lower than those of the previous year, with positive impact on the cost of products sold. Inflationary pressures in Latin America South continued to adversely affect our local labor and logistic costs, in addition to the devaluation of the Real against the functional currencies of our principal operations in the region. In Canada, costs were adversely impacted by the appreciation of the Canadian Dollar against the Real.

2017 vs. 2016

Our net financial result reduced 5.6% in 2017, from R$ 3,702.0 million in 2016 to R$ 3,493.9 million. This year result also includes the impact of two non-recurring financial expenses of R$ 976.8 million, being (i) an expense of R$ 835.7 million concerning losses with the exchange rate change over loans among the companies of the group, which were historically reported in the owners’ equity and were reclassified to the result of the fiscal year upon the liquidation of said loans; and (ii) an expense of R$ 141.0 million paid as the result of the adhesion to the PERT 2017. Without such non-recurring financial expenses, the net financial result totalized an expense of R$ 2,517.1 million in the year, which represents a reduction of 32% compared to the result of 2016, driven, mainly, by lower losses with derivative instruments, and to currency hedging costs related, mainly,  to our exposure to cost of goods sold in Brazil and Argentina

2016 vs. 2015

Our net financial result increased 63.2% in 2016, from R$ 2,268.2 million in 2015 to R$ 3,702.0 million. This result is primarily explained by (i) higher interest expenses, of which approximately R$ 600 million refer to an expense with no cash effect related to the put option associated to our CND investment, and (ii) higher losses from derivative instruments, basically as a result of currency hedging costs chiefly related to our exposure to cost of goods sold in Brazil and Argentina, which were partially offset by the hedging of our cash positions in foreign currency against the Brazilian Real.

10.3 - Events with effective or expected material effects on the Financial Statements and Income

a) introduction or divestment of operating segment

Not applicable, since there was no introduction or divestment of operating segments.

b) organization, acquisition or disposal of equity interest

Renegotiation of the shareholders’ agreement of Tenedora CND

On December 1, 2017, the Company notified its shareholders and the market in general that E. León Jimenes, S.A. (“ELJ”), partner of the Company in Tenedora CND, S.A. (“Tenedora”), owner of almost the totality of  Cervecería Nacional Dominicana, S.A., partially exercised its sale option of approximately 30% of the capital of Tenedora, under the provisions of the shareholders’ agreement of Tenedora. Due to the partial exercise of said sale option, the Company paid to ELJ the amount of, approximately, R$ 3 billion (corresponding to, approximately, USD 926.5 million) and became the owner of 85% of Tenedora, and the remaining 15% are still owned by ELJ. In addition, considering the strategic importance of the alliance with ELJ, the Board of Directors of the Company approved, on said date, the extension of the term, from 2019 to 2022, to the exercise of the purchase option granted by ELJ to the Company. The operation was subject to some conditions precedent that were complied with on January 18, 2018, as described under Note 36 – Subsequent Events.

Perpetual licensing agreement to Quilmes

On September 2017, the Cervecería y Maltería Quilmes S.A., a subsidiary of the Company, executed an agreement under which AB InBev will grant a perpetual license to Quilmes in Argentina for the distribution of the Budweiser brand and other North-American brands after the recovery of the distribution rights of these brands by AB InBev from the Chilean entity Compañia Cervecerías Unidas S.A. - CCU. The agreement also establishes the transfer of Cerveceria Argentina Sociedad Anonima Isenbeck by AB InBev to Quilmes and the transfer of some Argentinean brands (Norte, Iguana and Baltica) and related commercial assets, in addition to USD 50 million by Quilmes to CCU. The closing of the transaction is subject to the approval of the operation documents by the antitrust authority of Argentina and other usual closing conditions.

c) unusual events or transactions

Equity Swap Agreements

On May 16, 2017 the Board of Directors of Ambev approved the contracting, by the Company or its controlled companies, of equity swap agreements through financial institutions to be defined by the board of officers of the Company, with preference for shares issued by the Company or American Depositary Receipts based on these shares (“ADR’s”). The liquidation of the equity swap should occur within a maximum term of 18 months counted from such approval, and the agreements could result in the exposition of up to 80 million of shares of common stock, with the limit amount of up to R$2.3 billion.

On December 21, 2017, the Board of Directors of the Company approved the execution, by the Company or its controlled companies, of new equity swap agreements, without prejudice to the liquidation, within the regulatory term, of the agreements still in effect, whose execution was approved in a meeting of the Board of Directors on May 16, 2017, as mentioned above. Such agreements may result in the exposition of up to 44 million of shares of common stock (of which a portion or the totality may be by means of ADRs), with limit value of up to R$ 820 million added by the balance of the agreements executed within the scope of the approval on May 16, 2017 and not yet liquidated.

10.4 – Significant changes in accounting practices – Qualifications and emphasis in the auditors’ report

a) Significant changes in accounting practices

a.I) Regarding the financial statements for the year ended on December 31, 2017: Consolidated and separate financial statements.

There were no significant changes in the accounting policies of the consolidated and separate financial statements of December 31, 2017, as well as in the calculation methods used in relation to those presented in the financial statements for the year ended on December 31, 2016.

a.II) Regarding the financial statements for the year ended on December 31, 2016: Consolidated and separate financial statements.

There were no significant changes in the accounting policies applicable to the financial statements of the Company.

a.III) Regarding the financial statements for the year ended on December 31, 2015: consolidated and separate financial statements

Except for the change in the accounting practice relating to the consolidation of an exclusive fund by the parent company, there were no significant changes in the accounting policies of the individual and consolidated financial statements as of December 31, 2015.

b) Significant effects of changes in accounting practices

b.I) Regarding the financial statements for the year ended on December 31, 2017:

The amendments of the following existing rules were published and are mandatory for future annual accounting years. Although the IFRS sets forth the early adoption, the regulatory bodies in Brazil have been forbidding this anticipation to preserve the comparability aspects. Therefore, for the year ended on December 31, 2017, said norms were not applied in the elaboration of these financial statements.

IFRS 9/CPC 48  – Financial Instruments

, (in effect as of January 1, 2018) which aims to replace IAS 39/CPC 38, introduce new requirements for the classification of financial assets that depends on entity’s business model and the contractual characteristics of the cash flow of the financial instruments; define a new model of impairment losses accounting which shall require more effective recognition and introduces a new standard of hedge accounting and impairment test with greater risk management activity disclosures. The new hedge accounting model represents a significant revision of the policy and aligns the accounting addressing with the risk management activities. IFRS 9/CPC 48 also removes the volatility in the result that was caused by the changes in credit risk of the liabilities established to be measured at fair value. The Company assessed the potential impacts arising from the application of the new rule and failed to identify a significant impact in its financial position and/or its financial performance.

IFRS 15/ CPC 47 – Revenue of Agreement with Customers

Client (in effect as of January 1, 2018)  requires that revenue recognition be made in order to reflect the transfer of goods or services to the customer for an amount which reflects the expectation of the company to have in exchange the rights of such goods or services. The new rule shall also result in greater and improved revenue disclosures, and shall provide guidance for transactions that were not previously extensively addressed (for example, service revenues and changes in the agreements) and shall improve guidance for multi-element . In view of the activities of Ambev, the Company failed to identify that the application of IFRS 15/CPC 47 has a significant impact in its financial position and/or its financial performance.

IFRS 16/CPC 06 (R2) –Leasing Operations

(in effect as of January 1, 2019) replaces the existing accounting requirements of leasing operations and represent a significant change in the accounting and disclosure of the leasing operations that were previously classified as operational leasing with more assets and liabilities to be reported in the balance sheet and a different recognition of the leasing costs.

The Company is under the process to assess the total impact of the application of the IFRS 16/CPC 06 (R2) and expects changes in the presentation of operational leasing, which will begin to be recognized in the balance sheet. Other norms, interpretations and amendments to the rules and other mandatory changes for the accounting statements beginning in January 1, 2017 were not listed above due to their non-applicability or to their insignificance to the accounting statements of the Company.

b.II) Regarding the financial statements for the year ended on December 31, 2016:

There were no significant changes.

b.III) Regarding the financial statements for the year ended on December 31, 2015:

Except for the change in the accounting practice relating to the consolidation of an exclusive fund of the parent company, as mentioned in item a.III) above, there were no significant changes in our accounting policies.

c) Qualifications and emphasis contained in the auditor’s report

There were no qualifications or emphasis in the auditor’s report in the past three fiscal years.

10.5 – Critical accounting policies

We consider an accounting policy to be critical when it is important to reflect our financial condition and operating income and require complex or significant judgments and estimates on the part of our management. For a summary of all accounting practices, please see Note 3 to the financial statements of the Company.

The individual and consolidated accounting statements were prepared according to Brazilian and international technical pronouncements, which require from management to make judgments and estimates and to make decisions that affect the application of the accounting practices and the amounts shown in the balance sheet and income statement. The estimates and the underlying judgments are based on historical experience and on several other factors considered reasonable in the light of the circumstances, whose results constitute the criterion for taking decisions regarding the book value of assets and liabilities not readily evident from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Changes to accounting estimates can only affect the period in which the estimate is revised or future periods.

Although each critical accounting policy reflects judgments, assessments or estimates, the Company believes that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to an understanding of its results:

(i)                 Goodwill

The goodwill arises from the acquisition of subsidiaries, affiliates, and joint arrangements.

The goodwill is determined to be the surplus: (i) of the consideration paid; (ii) of the amount of any non-controlling interests in the subsidiary acquired (when applicable); and (iii) of the fair value, on the acquisition date, of any previous equity interest in the subsidiary acquired, over the fair value of the net assets acquired, on the respective acquisition date. All business combinations are booked by the application of the method of accounting allocation of the investment cost.

In accordance with IFRS 3 – Business Combinations, goodwill is booked at cost and is not amortized, but instead tested for impairment at least once a year, or whenever there are indications of impairment to the cash generating unit to which it is allocated. Impairment losses recognized on goodwill are not reversed. Gains and losses on disposal of an entity include the book value of goodwill relating to the entity sold.

Goodwill is expressed in the currency of the subsidiary or the joint operation to which it refers, and is converted into Reais at the exchange rate in force at the end of the year.

In the case of affiliates and joint ventures, the book value of goodwill is included in the book value of the interest in the affiliate and/or the joint venture.

When the Company’s interest in the net fair value of the assets, liabilities and contingent liabilities recognized exceeds the cost of a business combination, the surplus is recognized immediately in the income statement.

The goodwill generated internally is booked as an expense, as incurred.

The goodwill includes the effects of the historic cost.

(ii) Business combinations:

Company uses the investment cost as the accounting method for recording business combinations. The consideration paid for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity instruments issued by Company Costs related to an acquisition are booked in income for the period when incurred. The assets, liabilities and contingent liabilities acquired / assumed in a business combination are recognized initially at fair value on the acquisition date. Company recognizes non-controlling interests in the subsidiary acquired both at fair value and according to the proportion held by minority shareholders in the fair value of the net assets acquired. Non-controlling interests are measured for each acquisition made.

The surplus (i) of the consideration paid; (ii) of the amount of any non-controlling interests in the subsidiary acquired (when applicable); and (iii) of the fair value, on the acquisition date, of any previous equity interest in the subsidiary acquired, over the fair value of the net assets acquired, is recorded as goodwill. When the sum of the above three items is less than the fair value of the net assets acquired, the gain is recognized directly in the income statement for the year.

Transactions, balances and gains not realized in transactions among the companies of the group are eliminated. The non-realized losses are also eliminated, unless the operation provides evidences of the impairment of the transferred asset.

(iii) Business combinations involving entities under common control

Business combinations between entities under common control have not yet been specifically addressed by IFRS or CPC. IFRS 3/CPC 15(R1) - Business combinations is the pronouncement that applies to business combinations, but explicitly excludes from its scope the business combinations between entities under common control.

Therefore, as permitted by IAS 8/CPC 23 - Accounting Policies, Change of Estimate and Error Rectification, Management adopted an accounting practice in line with the Generally Accepted Accounting Principles in the United States and United Kingdom (USGAAP - Generally Accepted Accounting Principles (United States) and UKGAAP - Generally Accepted Accounting Principles (United Kingdom)), the predecessor basis of accounting to record the book value of the received asset, such as recorded by the subsidiary.

The predecessor basis of accounting provides that when booking a transfer of assets or an exchange of equity interest between entities under common control, the entity receiving the net assets or equity interests, shall initially measure the assets and liabilities transferred, recognized at their book values in the accounts of the transferring entity, on the transfer date, retrospectively. If the book values of the assets and liabilities transferred by the subsidiary differ from the historical cost of the subsidiary of the entities under common control, the accounting statements of the receiving entity must reflect the assets and liabilities transferred to the cost of the subsidiary of the entities under common control.

In relation to the transactions between entities under common control involving the disposal/transfer from the subsidiary to its controlling shareholder, i.e., above the level of Ambev’s consolidated financial statement, the Company evaluates the existence of (i) opposition of interests; and (ii) substance and economic purpose. Having fulfilled these assumptions, seeking to provide adequate visibility and fair impact on the amount of distributable results to its shareholders, notably non-controlling shareholders, the Company has adopted as a policy, in a similar way, the concepts of IAS 16/CPC 27 - Fixed asset. Said policy contemplates assets acquired through swap for non-monetary asset, or a combination of monetary and non-monetary assets. The assets subject to swap may be of the same nature or of different natures. The cost of such asset item is measured at fair value, unless the swap transaction is not of a commercial nature, or the fair value of the received asset and the assigned asset may not be reliably measured. The acquired asset is measured in this way even if the entity may not immediately retire the assigned asset. If the acquired asset is not measurable at fair value, its cost is determined by the book value of the assigned asset.

When there is a distribution of assets other than in the form of cash, the asset before its distribution is measured at its fair value against an income account for the year. Although its application is provided for distributions through which the owners of the same class of equity instruments are benefited and the treatment of which is equitable, also in a manner similar to the ICPC 07/IFRIC 17, in the absence of a specific accounting practice for transactions under common control, we consider the provisions of this instruction in the definition of our accounting practice. As well as in other sales that Ambev makes for its controlling shareholder (products, inputs etc.) where the result of the transaction is recognized in the income statement as provided in paragraph 56 of ICPC 09 and similar to paragraph 33a of CPC 31 (the only rule that deals with the disposal of business, without distinguishing between transactions with controlling shareholder and third party).

(iv) Joint arrangements:

Joint arrangements are all entities over which the Company shares control with one of more parties. Joint arrangements are classified as joint operations or joint ventures, depending on the contractual rights and obligations of each investor.

(v) Employee benefits:

Post-employment benefits

Post-employment benefits include pensions managed in Brazil by Instituto Ambev de Previdência Privada – IAPP, post-employment dental benefits and post-employment medical benefits managed by Fundação Zerrenner. Usually, pension plans are funded by payments made by both the Company and its employees, taking into account the recommendations of independent actuaries. Post-employment dental benefits and post-employment medical benefits are maintained by the return on Fundação Zerrenner’s plan assets. If necessary, the Company may contribute some of its earnings to Fundação Zerrenner.

The Company manages defined benefit and defined contribution plans for employees of its companies located in Brazil and its subsidiaries located in the Dominican Republic, Panama, Uruguay, Bolivia and Canada.

Ambev maintains funded and unfunded plans.

v.1) Defined contribution plans

A defined contribution plan is a pension plan under which the Company pays fixed contributions into a fund. Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees for the benefits relating to employee service in the current and prior periods.

The contributions from such plans are recognized as an expense in the period in which they are incurred.

v.2) Defined benefit plans

Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

For defined benefit plans, expenses are assessed separately for each plan using the projected unit credit method. The projected unit credit method considers each period of service as an additional unit of benefit to measure each unit separately. Under this method, the cost of providing pensions is charged to the income statement during the period of service of the employees. The amounts charged to the income statement consist of current service cost, interest, past service costs and the effect of any settlements and agreements. The obligations of the plan recognized in the balance sheet are measured at the present value of the estimated future cash outflows using a discount rate equivalent to the government´s bond rates with maturity terms similar to those of the obligation, less the fair value of the plan assets.

Past service costs result from the introduction of new plans or changes to existing ones. They are immediately recognized in the income statement for the year on whichever occurs first between the date of: (i) settlements / agreements, or (ii) when the Company recognizes costs related to restructuring or termination, unless the changes are conditional on the employee remaining in their job for a specific period of time (the period during which the right is acquired). In such case, costs of past services are amortized using the straight-line method during the vesting period.

Actuarial gains and losses consist of the effects of differences between the previous actuarial assumptions and what has actually occurred, and the effects of changes in actuarial assumptions. Actuarial gains and losses are fully recognized in comprehensive income.

Re-measurements consisting of actuarial gains and losses, the effect of assets ceiling and the return on the plan’s assets, both excluding net interest, are recognized in the statement of comprehensive income, in their totality, during the period in which they occur. Re-measurements are not reclassified for the income statement in subsequent periods.

When the amount calculated for a defined benefit plan is negative (an asset), Ambev recognizes such assets (prepaid expenses) to the extent of the amount of the economic benefit available to Ambev either from refunds or reductions in future contributions.

Other post-employment obligations

The Company and its subsidiaries provide medical benefits, reimbursement of certain medication expenses and other benefits to certain previous retirees through Fundação Zerrenner. These benefits are not granted to new retirees. The expected costs of these benefits are recognized over the period of employment, using an accounting methodology similar to that for defined benefit plans, including actuarial gains and losses.

Termination benefits

Termination benefits are recognized as an expense on the first of the following dates: (i) when Ambev is committed to a detailed formal plan for terminating the employment relationship prior to the normal retirement date, with no real possibility of withdrawing it; and (ii) when Ambev recognizes restructuring costs.

Bonus

Bonus granted to employees and managers are based on attaining pre-defined individual and collective targets. The estimated amount of the bonus is recognized as an expense in the period in which it accrues..

(vi) Share-based payment:

Different compensation programs based on shares and options allow members of Management and other executives appointed by the Board of Directors to acquire the Company’s shares.

The fair value of the stock options is measured on the granting date using the most appropriate option pricing model. Based on the expected number of options to be exercised, the fair value of the options granted is recognized as an expense during the option vesting period against shareholders’ equity. When the options are exercised, shareholders’ equity increases by the amount of the proceeds received.

(vii) Provisions:

Provisions are recognized when: (i) the Company has a current (legal or non-formalized) obligation resulting from past events; (ii) there is likely to be a future disbursement to settle a current obligation; and (iii) the amount can be estimated with reasonable certainty.

The provisions, except for the ones mentioned in the disputes and litigation topic, are measured by discounting expected future cash flows at a pre-tax rate that reflects current market valuations of the value of money over time and, when appropriate, the specific risks of the obligation. The increase in the provision is recognized as a financial expense.

Disputes and litigation

Provisions for disputes and litigation are recognized when it is more likely than not that the Company will be forced to make future payments resulting from past events. These payments include, but are not limited to, various claims, proceedings and lawsuits filed both by third parties and by the Company in respect of anti-trust laws, violations of distribution and licensing agreements, environmental matters, labor disputes, assessments by tax authorities and other litigations.

(viii) Current and deferred income tax

The corporate income tax (IRPJ) and social contribution (CSLL) for the year represent current and deferred taxes. Income tax and social contribution are recognized to the income statement, unless they involve items directly recognized in the comprehensive income statement or other equity account. In these cases the tax effect is also recognized directly in the comprehensive income statement or equity account (except JCP, as per Note 3 (v)).

Expenses with current taxes is the expectation of payment on the taxable income for the year, using the nominal tax rate approved or substantially approved on balance sheet date, as well as any adjustment to tax payable referring to previous years.

Deferred tax is recognized using the balance sheet method. This means that in the case of taxable and deductible differences of a temporary nature between the tax and accounting bases of the assets and liabilities, the deferred asset or liability tax is recognized. Under this method the provision for deferred tax is also calculated on the differences between the fair value of the assets and liabilities acquired in a business combination and their tax base. IAS 12 / CPC 32 Income Taxes provides that no deferred tax be recognized when recognizing goodwill; and that no deferred asset and/or liability tax be recognized (i) upon initial recognition of an asset or liability arising from a transaction other than a business combination which at the time of the transaction does not affect the book or fiscal income or loss; and (ii) on differences involving equity investments in subsidiaries, provided these are not reversed in the foreseeable future. The value determined for the deferred tax is based on the expectation or realization or liquidation of the temporary difference, and uses the nominal rate approved or substantially approved.

Deferred tax assets and liabilities are offset where a legal enforceable right to offset current tax assets and liabilities exists and provided that they relate to taxes assessed by the same tax authority on the same taxpayer, or different taxpayers who intend to settle current tax assets and liabilities on a net basis or simultaneously realize the asset and settle the liability.

Deferred tax assets are recognized only to the extent any future taxable income is likely to occur. Deferred income tax assets are reduced to the extent no future taxable income is likely to occur.

ix) Derivative financial instruments

Derivatives financial instruments are intended to hedge the Company against risks relating to foreign currencies, interest rates and commodity prices. Derivative financial instruments which, in spite of being contracted for hedging purposes, do not meet all hedging account criteria, are recognized at fair value through income for the year.

Derivative financial instruments are initially recognized at fair value, which is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction. The fair value of derivative financial instruments can be calculated based on market quotations; pricing models that consider current market quotations; or the credit quality of the counterparty.

After their initial recognition, derivative financial instruments are again measured at fair value on the date of the financial statements. Changes in the fair value of derivative financial instruments are recorded in the income for the year, except when these instruments are intended for hedging the cash flow or net investments, whose changes in fair value are recorded in comprehensive income.

The concepts of cash flow, net investment and fair value hedging are applied to all instruments that meet the hedge accounting requirements of IAS 39/CPC38 - Financial Instruments: Recognition and Measurement, including the maintenance of the documentation required and hedge effectiveness testing.

Accounting of cash flow hedge

When a derivative financial instrument hedges the exposure of cash flows of a recognized asset or liability, the foreign currency risk and commodities price fluctuation associated to a transaction whose performance is highly likely, the effective portion of any result (gain or loss) with the derivative financial instrument is directly recognized in the comprehensive result (cash flow hedged reserves). The ineffective portion of any gain or loss is immediately recognized in the income statement.

When a hedge instrument or a hedge relationship is extinct, but the hedged transaction is still expected to occur, the accumulated gains and losses (until that point) remain in the comprehensive income, being reclassified according to the above practice, when the hedge transaction occur. If the hedged transaction is no longer likely to occur, the accumulated gains and losses recognized in the comprehensive income are immediately reclassified to the income statement.

Accounting of fair value hedge

When a derivative financial instrument hedges the exposure to the variability in a fair value of a recognized asset or liability or a firm commitment, any result (gain or loss) with a derivative financial instrument is recognized in the income statement. The hedged item is also recognized by the fair value in relation to the risk being protected, with the respective recognized gains and losses in the income statement. Ambev shall discontinue fair value hedge contabilization when the hedge object expires, is sold, is terminated or exercised.

Accounting of net investment hedge

When a derivative financial instrument hedges a net investment in operations abroad, the effective portion of any result (gain or loss) with the derivative financial instrument is recognized directly in the comprehensive income (conversion reserves), while the ineffective portion is recognized in the income statement.

In the event of sale of the operation abroad, the accumulated amount of the gains or losses directly recognized in the broad result is transferred to the result of the fiscal year.

Derivatives measured at fair value by means of income

Certain derivative financial instruments do not qualify for accounting of hedge. The variations in the fair value of any of these derivative financial instruments are immediately recognized in the income statement.

(x) Nonrecurring items

Nonrecurring items are those that, according to the Management, need to be disclosed separately due to their dimension or levy. In order to determine whether an event or transaction is non-recurrent or not, the Management takes into consideration qualitative and quantitative factors, such as the frequency or predictability of the event and of the potential impact on the variation of profits or losses. These items are disclosed in the income statement or separately in the financial statements' explanatory notes. Transactions that may give rise to non-recurring items are mainly restructuring, subsidiaries acquisition, impairment loss and gains and losses with the disposal of assets and investments activities.

10.6 – Material items not mentioned in the financial statements

a) the assets and liabilities directly or indirectly held by the Company and not reflected in its balance sheet

Not applicable since there is no material item not reflected the Company's financial statements, including the notes thereto, especially notes 30 and 29.

b) other items not mentioned in the financial statements

Not applicable since there is no material item not reflected the Company’s financial statements, including the notes thereto.

10.7 – Comments on items not mentioned in the financial statements

a) how do those items change or may change the revenues, expenses, operating income, financial expenses and other items in the financial statements of the Company

As mentioned in item 10.6 above, there are no items that were not mentioned in our financial statements, including the notes thereto.

b) nature and purpose of the transaction

As mentioned in item 10.6 above, there are no items that have not been mentioned in our financial statements, including the notes thereto.

c) nature and amount of the obligations assumed and rights generated to the benefit of the Company as a result of the transaction

As mentioned in item 10.6 above, there are no items that have not been mentioned in our financial statements, including the notes thereto.

10.8 – Business Plan

a) investments (including quantitative and qualitative descriptions of existing investments and anticipated investments, sources of financing for existing and anticipated material investments and divestments), particularly: (i) quantitative and qualitative description of existing and anticipated investments; (ii) sources of financing for investments; and (iii) relevant divestments in progress and anticipated.

i. quantitative and qualitative description of existing and anticipated investments

In 2017, the investments in consolidated property, plant, and equipment and intangible assets summed R$ 3,203.7 million, consisting of R$ 1,859.7 million for our business segment in Latin America North, R$ 1,051.2 million related to investments in our Latin America South operations and R$ 292.8 million related to investments in Canada.

In 2016, the investments in consolidated property, plant, and equipment and intangible assets summed R$ 4,132.7 million, consisting of R$ 2,450.1 million for our business segment in Latin America North, R$ 1,365.5 million related to investments in our Latin America South operations and R$317.1 million related to investments in Canada.

In 2015, the investments in consolidated property, plant, and equipment and intangible assets summed R$ 5,261.2 million, consisting of R$ 3,321.3 million for our business segment in Latin America North, R$ 1,654.1 million related to investments in our Latin America South operations and R$ 285.8 million related to investments in Canada.

These investments included, mainly, the expansion of the productive capacity, quality control, automation, modernization and replacement of the packaging lines, storage for direct distribution, coolers, and investment for the replacement of bottles and crates, market assets of former players as well as continued investment in information technology.

In 2018, we plan to invest with the purpose of strengthening our growth platforms and improving our operational excellence through innovations that may put us in a better position to best attend to the consumer market.

ii. sources of financing for investments

The Company has resources from its operating cash flow generation and credit facilities extended by financial institutions in Brazil and other countries.

Additionally, during the meetings held on August 28, 2015, and October 14, 2015, the Company approved the first (1st) issue of debentures not convertible into shares, unsecured, of a single series, in the amount of One billion Reais (R$1,000,000,000.00), intended for public distribution with restricted distribution efforts. Said issue was conducted according to article 1, item I, of Law 12431. Accordingly, the funds raised by the Company will be exclusively allocated to the investment projects (including reimbursements, as provided for in Law 12431) described in the relevant deed of issue, as amended, and included in the scope of the Company’s investment plan (capex).

iii. relevant divestments in progress and anticipated

On this date, there are not any relevant divestments in course or programmed for the future.

b) acquisitions already disclosed of plants, equipment, patents and other assets that may significantly affect the production capacity of the Company

There has been no disclosure of acquisition of plants, equipment, patents or other assets, other than those already described in item 10.8.a above that may significantly affect the production capacity of the Company.

c) new products and services

Over the past few years, the Company invested in launching new products and packs, and intends to continue investing in product innovations. However, because this involves trade secrets, this information may not be disclosed in advance.

In 2015, we launched Skol Ultra and extensions of Brahma Extra in order to address different consumption situations and strengthen the value of Skol and Brahma mother-brands. Additionally, we expanded our near beer portfolio with the launch of Skol Beats Spirit, and improved the experience of consumers at the bars with the launch of Cubo Skol, a new generation of coolers, and Skol Draft, which is already available in over 10,000 points of sales in Brazil. We have also announced an investment of R$180 million in a new technological development center in Rio de Janeiro, seeking to boost product innovation and the development of new liquids and new packages. The development center should start operating in 2017.

In 2016, we kept on aggregating new brands and beverages to the beer and near-beer portfolio, including Bohemia-14 Weiss, Bohemia 838 Pale Ale, Bohemia Aura Lager, Três Fidalgas, new flavors of Colorado and Skol Beats Secret. Among NAB, the highlight is "Do Bem", an addition made to the group of juices and teas, which launched a new phase in our history. We have also developed AMA, the mineral water whose profit is 100% sent to projects to enable access to drinking water in the semi-arid region in Brazil. These are initiatives which are part of a comprehensive market strategy of meeting the demands of different consumers.

In 2017, with the purpose of offering people an experience which goes beyond a glass of beer, we presented our customers with special editions of our products, such as, Brahma Extra Märzen Lager, created to celebrate the Brazilian editions of the Oktoberfest with a limited label which reinforces the beer tradition of almost 130 years of such brand.  To celebrate the Brazilian fruits, regardless of the name, taste and appearance, Colorado launched 4 beers: Eugenia, Nassau, Rosália and Murica, this, for instance, won the best Cream Ale of the World prize in the World Beer Awards (London). Recognizing micro producers of the Brazilian ingredients used in our beers, Colorado launched a limited edition with the producers mentioned in the labels and 10% of the profits were destined to the relevant producers. We built the Ateliê Wäls, which shelters cave, brewer, restaurant, office, store and external area for food trucks, all in one place. Relating to non-alcoholic beverages, the energetic drink brand Fusion expanded its portfolio in 3 lines of beverages. In addition to the traditional line, launched Wake Up and T-Break, which blends Fusion with the taste of fruit juices, iced tea, respectively.

10.9– Other factors with material influence

There were no other factors with material influence in the last three business years.